


15005773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
1/16/15

March 20, 2015

Brian V. Breheny
Skadden, Arps, Slate, Meagher & Flom LLP
brian.breheny@skadden.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-20-15

Re: The Allstate Corporation
Incoming letter dated January 16, 2015

Dear Mr. Breheny:

This is in response to your letters dated January 16, 2015 and February 20, 2015 concerning the shareholder proposal submitted to Allstate by the Calvert VP S&P 500 Index Portfolio. We also have received letters on the proponent's behalf dated February 13, 2015 and February 25, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 20, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 16, 2015

The proposal requests that the board prepare a report describing how the board and management identify, oversee and analyzes civil rights risks related to the company's use of big data, how they mitigate these risks and how they incorporate assessment results into company policies and decision-making.

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(7), as relating to Allstate's ordinary business operations. In this regard, we note that the proposal relates to the manner in which the company uses customer information to make pricing determinations. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Allstate relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

February 25, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at The Allstate Corporation on civil rights risks related to use of big data

Ladies and Gentlemen:
Calvert Investment Management, Inc. (the "Proponent") is the beneficial owner of common stock of The Allstate Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the February 20, 2015 supplemental letter by Brian V. Breheny of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company. We previously responded on February 13, 2015 to Mr. Breheny's January 16, 2015 no action request.

Significant policy issue
First, the Company's supplemental letter asserts that the Staff has not previously recognized this topic, "which is broader than the policy issue of discrimination" as a significant policy issue and would "have to take the unprecedented step of recognizing it as a new significant policy issue." The Company's supplemental letter mischaracterizes the Staff decision-making process as well as the policy issue involved.

The Staff has long recognized proposals addressing *discrimination* as addressing a significant policy issue for purposes of Rule 14a-8(i)(7). Within those decisions, proposals have addressed various forms of discrimination, and it is not an "unprecedented step" when a proposal addresses a particular aspect of a significant policy issue to recognize that it is part of the significant policy issue of discrimination. For example, proposals on discrimination that have been treated as addressing a transcendent social policy issue have addressed gender discrimination, racial discrimination, sexual orientation, and discrimination in housing, in credit, and in insurance. See for instance, *Exxon Mobil* (March 20, 2012) discrimination on sexual orientation and gender identity in employment, *Citizens Corp.* (March 11, 1998) discrimination in group insurance programs, *McDonnell Douglas* (February 8, 1990) use of religious criteria to discriminate regarding charitable contributions, "the proposal may not be omitted from the company's proxy material under rule 14a-8(c)(7) where the staff is of the view that the proposal raises issues related to the company's financial support of organizations which may practice discrimination, an issue which is beyond the scope of the company's ordinary business operations." Similarly, once the Staff recognized the significant policy issue of

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
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climate change, proposals addressing climate change have been seen to transcend ordinary business regardless of whether the proposal addressed the impact of climate change on the physical assets of the company, the impact of changing climate change regulations on the company, or a request to set specific greenhouse gas reduction goals.

Extending the significant policy issue of discrimination to new categories of discriminatory concerns is not the major step that the company implies. Inaccurately, the Company says that the issue of discrimination related to big data is "a broader" issue than discrimination, when obviously it is a subset of the topic meriting the same "transcendent" treatment, similarly to the way prior decisions have evolved on climate and on discrimination.

The decision-making framework implied by the Company in which every new nuance of a recognized significant policy area could be treated as an "unprecedented step" in order to find a transcendent issue is misleading and a destructive innovation to add to the Rule 14a-8 process. It would make the no action letter process inflexible and burdensome for the Staff to administer. Instead, when a broad social policy issue like discrimination is recognized, it follows that as such an issue evolves with the changing conditions for business and society, so must the Staff decisions.

Today, we live in an era of big data. It is a world in which previous assumptions about how connections and business decisions are made have changed dramatically. To fail to recognize the significant policy issue of discrimination as it touches upon this changing decision-making environment for businesses today would mean that the proxy rules would be unable to keep up with and adapt to the times we live in.

Further, the Company's supplemental letter asserts, "While there may be some recent attention on the concept of big data and civil rights risks, the issue has not been the subject of a consistent or sustained topic of widespread public debate." Presumably, the company does not deny that discrimination is subject to widespread public debate and controversy and is a significant policy issue; as stated above, the emerging *focus* on the role of big data in leading to discrimination is a subset of the previously recognized social policy issue that adapts to our current times.

In contrast, the issue of net neutrality, which took some years for the Staff to recognize, was not a subset of another recognized significant policy issue.

<u>Even if the subject matter of big data and discrimination needed special recognition as a significant policy issue, it is already a long-standing issue for the Company and society.</u>

A September 2013 article published in *The Financial Times* focuses on the "privacy and ethical risks of Big Data," and includes discussion of "discrimination based on age, gender, ethnic background, health condition, [and] social background".[1]

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[1] Frank Buytendijk and Jay Heiser, *Confronting the privacy and ethical risks of Big Data*, Financial Times, Sept. 24, 2013, *available at* http://www.ft.com/intl/cms/s/0/105e30a4-2549-11e3-b349-00144feab7de.html#axzz3SaGUF2vI.

In 2013, *The New York Times* featured a series of articles, entitled "Big Data 2013," which indicated that "[d]iscrimination by statistical inference is a real risk in the Big Data world"[2] and helped consumers avoid discrimination through practical advice to "avoid data profiling" while continuing to engage with web and telecommunications technologies that feed data analytics.[3]

Numerous articles beginning in 2010 discussed the notion that even though companies may be prohibited from collecting and using certain kinds of data under the civil rights laws, the era of big data presents the possibility of finding and using other data which are proxies for the prohibited categories. For instance, an August 2010 *Wall Street Journal* article discusses the use of data analytics in consumer profiling, citing legally prohibited types of commercial discrimination and mentioning that directed marketing "could violate the law if the suggestions result in protected groups such as minorities being steered into paying higher credit-card rates despite having solid credit."[4] A May 2013 article published in *Foreign Policy* focuses on unlawful discrimination that may result from data analytics, indicating that "the potential for big data to be used for price discrimination raises serious civil rights concerns, a practice that was historically known as 'redlining.'"[5] An April 2013 article in *The Boston Globe* discussed "unfair discrimination by retailers and other businesses" in the context of electronic consumer profiles created using online payment data analytics.[6] An October 2013 article in *Yahoo! Finance* discussed the potential of big data analytics to "unleash a new wave of digital discrimination" and asserted that data-driven internet-based practices, such as targeted marketing, could "sidestep fair lending and redlining laws that apply in the physical world."[7] A November 2012 article in the Harvard Business Review highlighted ethics concerns related to big data analytics, suggesting companies' need to consider "the rights of the people from whom the data is being extracted."[8] An August 2012 article on *Radar*, a news platform of technology publisher O'Reilly, called big data "our generation's civil rights issue" and discussed the potential use of proxy data to make assumptions about race and enable

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[2] Steve Lohr, *Sizing Up Big Data, Broadening Beyond the Internet*, New York Times, June 19, 2013, *available at* http://bits.blogs.nytimes.com/2013/06/19/sizing-up-big-data-broadening-beyond-the-internet/.

[3] Natasha Singer, *Ways to Make Your Online Tracks Harder to Follow*, New York Times, June 19, 2013, *available at* http://bits.blogs.nytimes.com/2013/06/19/ways-to-make-your-online-tracks-harder-to-follow-2/.

[4] Emily Steel and Julia Angwin, *On the Web's Cutting Edge, Anonymity in Name Only*, Wall Street Journal, Aug. 4, 2010, *available at* http://www.wsj.com/news/articles/SB10001424052748703294904575385532109190198.

[5] Kate Crawford, *Think Again: Big Data*, Foreign Policy, May 10, 2013, *available at* http://foreignpolicy.com/2013/05/10/think-again-big-data/.

[6] Kirk Ladendorf, *Mobile payments raise security concerns*, Boston Globe, Apr. 12, 2013, *available at* http://www.bostonglobe.com/business/2013/04/11/mobile-payments-field-grows-security-concerns/54cV5GDvhHyjm3Qj3YYdlI/story.html.

[7] Aaron Pressman, *Big Data Could Create an Era of Big Discrimination*, Yahoo! Finance, Oct. 14, 2013, *available at* http://finance.yahoo.com/blogs/the-exchange/big-data-could-create-era-big-discrimination-191444085.html.

[8] Jer Thorp, *Big Data Is Not the New Oil*, Harvard Business Review, Nov. 30, 2012, *available at* https://hbr.org/2012/11/data-humans-and-the-new-oil/.

discrimination on that basis.[9] All of these articles made it clear that the new decision-making environment created by big data analytics creates new risks of discrimination.

In addition, Congress has undertaken investigation of the collateral damage caused by big data's emergence with reports and hearings on data industry beginning in 2013.[10] A Senate Commerce Committee report commissioned in December 2013 detailed the use of corporate data analytics to "sort economically vulnerable consumers."[11]

The Company's argument that big data and discrimination has not yet emerged as a significant policy issue within the meaning of Staff decision-making would raise fundamental questions about the Staff's decision-making process if it were true. *If the establishment and focus of a high profile Presidential working group probing the subject matter does not inherently render a proposal a significant policy issue for purposes of Rule 14a-8(i)(7), that would seem to indicate that the decision-making criteria themselves must be flawed.* A significant and long-standing focus on a matter of public controversy in any of the three branches of government surely makes a subject matter a significant enough policy issue that it is worthy of shareholder attention.

For the reason stated above and in our prior correspondence, the Proposal is not excludable under Rule 14a-8(i)(7).

Substantial implementation

The Company's supplemental letter arguing in favor of substantial implementation states "We believe it is incorrect to state that there are inadequate protective measures in place in existing laws and regulations to address the usage of big data by insurance companies."

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[9] Alistair Croll, *Big data is our generation's civil rights issue, and we don't know it*, Radar, Aug. 2, 2012, *available at* http://radar.oreilly.com/2012/08/big-data-is-our-generations-civil-rights-issue-and-we-dont-know-it.html.

[10] U.S. Senate Committee on Commerce, Science, & Transportation, A Review of the Data Broker Industry: Collection, Use, and Sale of Consumer Data for Marketing Purposes, Dec. 18, 2013, available at http://www.commerce.senate.gov/public/?a=Files.Serve&File_id=bd5dad8b-a9e8-4fe9-a2a7-b17f4798ee5a. This report review the scope of the data broker sector and began to identify policy issues. U.S. Senate Committee on Commerce, Science, and Transportation, What Information Do Data Brokers Have on Consumers, and How Do They Use It?, Hearing, Dec. 18, 2013, available at http://www.commerce.senate.gov/public/index.cfm?p=HearingsandPressReleases&ContentRecord_id=a5c3a62c-68a6-4735-9d18-916bdbbadf01&ContentType_id=14f995b9-dfa5-407a-9d35-56cc7152a7ed&Group_id=dcb92227-73d9-4ff2-a610-9f43df72faa5. U.S. House of Representatives Committee on Science, Space, and Technology, Next Generation Computing and Big Data Analytics, Hearing, Apr. 23, 2013, available at http://science.house.gov/hearing/subcommittee-technology-and-subcommittee-research-joint-hearing-next-generation-computing. Larry Buschon, Statement of Research Subcommittee Chairman Larry Bucshon (R-Ind.), Apr. 24, 2013, available at http://science.house.gov/sites/republicans.science.house.gov/files/documents/HHRG-113-%20SY14-WState-B001275-20130424.pdf.

[11] U.S. Senate Committee on Commerce, Science, & Transportation, *Rockefeller: Data Broker Practices Raise Some Serious Consumer Protection Concerns*, Press Release, Dec. 18, 2013, *available at* http://www.commerce.senate.gov/public/index.cfm?p=PressReleases&ContentRecord_id=45a304c7-acfe-42d4-be13-ea7613879b15.

While the company is entitled to its own opinion regarding whether compliance with the law is sufficient attention to an issue, the purpose of the shareholder proposal is to call attention to a significant public debate about precisely that viewpoint.

The Proponent has not fabricated the concern about this gap in existing legal controls– it is core to the public controversy that makes this a significant policy issue. For instance, in comments at a public workshop convened by the Federal Trade Commission (FTC) in September 2014, FTC Chairwoman Edith Ramirez referred to the current legal regime's limitations in protecting individual rights in the context of data analytics, highlighting concerns raised during an FTC event on predictive scoring, such as that used by insurance companies: "[O]ther speakers worried that certain predictive scoring products could fall outside the reach of the Fair Credit Reporting Act and the Equal Credit Opportunity Act, despite having an impact on consumers' access to credit, housing, employment and insurance." [12] While state and federal laws do "prohibit unfair discrimination, including the use of race and ethnicity in rating and underwriting by insurance companies," the laws aim to prevent discrimination by prohibiting companies' collection of protected class data and use of this data in rate-setting activities.

In contrast, the thrust of the Proposal is that these current legal frameworks do not account for companies' use of data points that function as *proxies for actual protected class data.* Without addressing companies' use of proxy data, legal frameworks cannot prevent unfair discriminatory effects of the use of proxy data, and companies' compliance with existing legal frameworks is insufficient to indicate avoidance of such effects.

Since current legal frameworks provide inadequate protection against the concerns raised in the Proposal, and the company's suggestion that compliance with these frameworks constitutes substantial implementation must fail.

Vagueness

The Company's supplemental letter mangles the application of Rule 14a-8(i)(3) regarding vague or indefinite proposals. The Company's latest letter seems to imply that our previous letter's discussion of treatment of the terms due "big data" and "civil rights" in the media and common usage is irrelevant to interpretation of the proposal. Information contained in our letter demonstrates the context in which the terms are used, and therefore documents that shareholders would understand the proposal without further definition.

In contrast, the Company's latest letter asserts:

> While the Proponent's Letter *attempts to clarify the meaning of these key terms,* the Staff ... will consider only the information contained in the proposal and supporting statement ..... *See* Staff Legal Bulletin No. 14G (Oct. 16, 2012).

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[12] Federal Trade Commission, *Big Data: A Tool for Inclusion or Exclusion?*, Public Workshop Transcript 9, Sept. 15, 2014, *available at* http://www.ftc.gov/system/files/documents/public_events/313371/bigdata-transcript-9_15_14.pdf.

> Shareholders would not have the benefit of the clarity that the Proponent attempts to provide in its letter ....

Contrary to the Company's assertion and misapplication of the Staff Legal Bulletin, the core criterion for staff decision-making is whether the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what action or measures the proposal requires. This requires consideration of the language of the proposal, but it also requires consideration of information that already would be known to shareholders.[13]

In contrast to the Company's suggestion that shareholders would not have the benefit of the proponent's letter, it is clear that the purpose of the letter was to show that shareholders already have information available to them from common discourse. It is normal practice, and common sense, to consider commonly known terms in determining whether the meaning of the proposal would be uncertain in the mind of the shareholders. Our demonstration that these terms are used in the media, for instance, without need for additional definition, is relevant to the question of whether shareholders would be able to determine with any reasonable certainty what the proposal requires. The terms in question are not subject to multiple interpretations, and are commonly understood in media coverage, etc., and therefore are not vague within the meaning of Rule 14a-8(i)(3).

Accordingly, we stand by our prior correspondence and urge the staff to conclude that the proposal is not excludable pursuant to Rule 14a-8(i)(7), Rule 14a-8(i)(10) or Rule 14a-8(i)(3).

Sincerely,



Sanford Lewis
Attorney at Law

cc: Brian V. Breheny

[13] The circumstances in which the Staff Legal Bulletin constrains staff decision-making are where there are terms in a proposal that are defined with reference to external definitions. It is well-established in Staff decisions, for instance, that a proposal's reference to external standards such as the independence standards of the New York Stock Exchange, or Rule 14a-8 eligibility requirements, or sustainability reporting criteria can violate Rule 14a-8(i)(3) because the shareholder would not have the needed information in their own mind or within the proposal to understand what is being proposed. In contrast, the present proposal does not utilize external definitions posing this problem.

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February 20, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Calvert Investment Management, Inc.

Ladies and Gentlemen:

We refer to our letter dated January 16, 2015 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that the shareholder proposal and supporting statement (the "Proposal") submitted by Calvert Investment Management, Inc. (the "Proponent") may properly be omitted from the proxy materials to be distributed by The Allstate Corporation, a Delaware corporation (the "Corporation"), in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

This letter is in response to the letter to the Staff, dated February 13, 2015, submitted by Sanford J. Lewis on behalf of the Proponent (the "Proponent's Letter") and supplements the No-Action Request. In accordance with Rule 14a-8(j), a copy of this letter is also being sent to the Proponent and Mr. Lewis.

A. The Proposal Does Not Focus on a Significant Policy Issue.

As stated in the No-Action Request, the Proposal is so overbroad that it includes matters related to the Corporation's ordinary business functions and is not sufficiently focused on a significant policy issue. Notwithstanding the Proponent's initial contention in its letter that the Proposal relates to the recognized policy issue of discrimination, the Proponent then asserts in its

letter that the Proposal is "clearly focused on and limited in scope to the significant social policy issue of civil rights risks related to the use of big data."[1] The Staff has not previously recognized this topic, as characterized by the Proponent itself and which is broader than the policy issue of discrimination, as a significant policy issue and would therefore have to take the unprecedented step of recognizing it as a new significant policy issue. Indeed, much of the Proponent's Letter is designed to convince the Staff to make such an important decision.

The Corporation does not believe the Staff should recognize this topic as a new significant policy issue for purposes of Rule 14a-8(i)(7). While there may be some recent attention on the concept of big data and civil rights risks, the issue has not been the subject of a consistent or sustained topic of widespread public debate. The Staff has previously indicated that the existence of a consistent or sustained level of public debate over a period of time is an important factor in its determination of whether to recognize a new significant policy issue. *See, e.g., Sprint Nextel Corporation* (Feb. 10, 2012) (recognizing net neutrality and the Internet as a new significant policy issue in light of the "sustained public debate over the last few years..."); *Sprint Nextel Corporation* (Mar. 29, 2012) (equating the phrases "sustained public debate" with "consistent topic of widespread public debate" when determining whether a proposal raises policy issues so significant that it would be appropriate for a shareholder vote). The vast majority of the media and other reports cited in the Proponent's Letter were issued in 2014 or 2015, indicating that, at best, there has been some very recent attention on the issue. Therefore, the level of public debate over the concept of "civil rights risks related to the use of big data" does not warrant it being recognized as a significant policy issue for purposes of Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) and Rule 14a-8(i)(3).

We believe it is incorrect to state that there are inadequate protective measures in place in existing laws and regulations to address the usage of big data by insurance companies, as suggested by the Proponent's Letter. A comprehensive body of state insurance laws address these topics, including laws regulating the setting of insurance rates, requiring the filing and prior approval of insurance products and services, defining and prohibiting unfair trade practices (which generally prohibit unfair discrimination, including the use of race and ethnicity in rating and underwriting by insurance companies), and specifying privacy protections. Insurance regulators actively monitor practices of insurance companies, conduct market conduct examinations, address consumer complaints, and have taken actions in the past to address a variety of matters facing the industry.

With respect to market conduct examinations, the insurance regulators use the National Association of Insurance Commissioners Market Regulation Handbook in conducting these examinations. Under the Market Regulation Handbook, the regulator carefully reviews an insurance company's interactions with policyholders, including, for example, assessments of the

[1] Page 11 of the Proponent's Letter.

insurance company's compliance with unfair trade practice laws; use of approved rates; consumer complaint records; and consumer privacy practices. As a result of this extensive regulation and the other measures described in the No-Action Request, the Corporation believes that it has substantially implemented the Proposal.

Lastly, we continue to believe that the Proposal may be excluded under Rule 14a-8(i)(3) as vague and indefinite due to the unclear nature of the terms "big data" and "civil rights" as used in the Proposal. While the Proponent's Letter attempts to clarify the meaning of these key terms, the Staff has taken the position that in evaluating whether a proposal may be excluded under Rule 14a-8(i)(3), it will consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks. *See* Staff Legal Bulletin No. 14G (Oct. 16, 2012). Shareholders would not have the benefit of the clarity that the Proponent attempts to provide in its letter with respect to the meaning of these two key terms when they are making a decision on how to vote on the Proposal. Therefore, the Corporation believes that the Proposal is excludable under Rule 14a-8(i)(3) as shareholders and the company would not be able to determine with reasonable certainty exactly what actions or measures the Proposal requires.

Conclusion

For the reasons stated above and in the No-Action Request, we respectfully request the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2015 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 371-7180.

Thank you for your prompt attention to this matter.

Very truly yours,



Brian V. Breheny

Enclosures

cc: Emily Kaiser, Calvert Investment Management, Inc.
Daniel Gordon and Deborah Koenen, The Allstate Corporation

SANFORD J. LEWIS, ATTORNEY

February 13, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at The Allstate Corporation on civil rights risks related to use of big data

Ladies and Gentlemen:
Calvert Investment Management, Inc. (the "Proponent") is the beneficial owner of common stock of The Allstate Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.

I have been asked by the Proponent to respond to the letter dated January 16, 2015 (the "Company letter") sent to the Securities and Exchange Commission Staff by Brian V. Breheny of Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Brian V. Breheny.

SUMMARY

The Proposal requests that the Company issue a report describing how the board and management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks and how they incorporate assessment results into company policies and decision-making.

The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as relating to ordinary business: customer information, pricing determinations, product development and product advertising. However, the issue of big data and civil rights is an issue of high-level public debate, commanding the focus of President Barack Obama and a Presidential working group beginning in 2012 and continuing into 2015. It has also been the focus of national media. Accordingly, the subject matter of the Proposal is a significant policy issue that transcends ordinary business, and the Proposal is not excludable on the basis of

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Rule 14a-8(i)(7).

The Company next asserts that it has substantially implemented the Proposal based on disclosures regarding its risk and return committee, insurance regulation and its code of ethics. However, none of the disclosures, separately or in combination, fulfill the guidelines and essential purpose of the Proposal, which is specifically to examine how the Company is managing the major new issues related to big data and civil rights. Thus, the Proposal is not excludable on the basis of Rule 14a-8(i)(10).

Finally, the Company asserts that the Proposal contains vague or misleading statements. However, all of the terms in the Proposal are terms of common knowledge or high visibility media discourse, and big data is also discussed in the Company's own publications, and thus it cannot be said that shareholders or the Company would be unable to ascertain the meaning of the Proposal or how to go about implementing it. Accordingly, the Proposal is not excludable pursuant to Rule 14a-8(i)(3).

THE PROPOSAL

Whereas
In the digital age, data is critical to many businesses. Companies across sectors collect and analyze vast data sets, interpreted through computer algorithms, to develop and market products and services. This process of "big data" collection and analytics stands to contribute importantly to advances in health, technology, and public safety. However, because companies' use of big data involves personal data, which often categorizes consumers by ethnicity, health, or socioeconomic status, these practices also may present significant risks.

"(B)ig data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace," warned a 2014 U.S. Government report to President Obama. The Federal Trade Commission has expressed similar concerns. According to a group of leading civil rights and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice."

Companies' potential violation of rights is notable from social and political perspectives, but also is a matter of shareholder concern, as a possible driver of litigation, reputational damage, and negative business impacts.

Increasingly, insurance companies use big data to create predictive models that assess customer risk and, in turn, influence rate-setting. While allocating risk and setting higher fees for higher risk customers is central to the insurance business model, this use of big data also enables customer profiling with potentially problematic civil rights implications.

Auto insurance rates may be higher for some safe drivers when monitored behavioral information is used to determine customer risk and set rates. Under these programs, called usage-based insurance models, safe drivers who frequently drive long distances or late at night may be categorized as higher risk and pay higher rates. Allstate, along with other auto

insurance providers, has launched usage-based insurance models that depend on large quantities of data collected by devices plugged into customers' car dashboards. One estimate indicates that the market for premiums related to usage-based insurance could total about $1 billion annually. Allstate has not acknowledged that its usage-based insurance program may present civil rights risks, nor has the company indicated how it manages these risks.

RESOLVED: Shareholders request that the Board prepare a report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

ANALYSIS

I. THE PROPOSAL IS NOT EXCLUDABLE PURSUANT TO RULE 14a-8(i)(7) BECAUSE IT FOCUSES ON A SIGNIFICANT SOCIAL POLICY ISSUE WITH A CLEAR NEXUS TO THE COMPANY, AND DOES NOT SEEK TO MICROMANAGE.

A. The Proposal focuses on a significant social policy issue.

The Company asserts the Proposal impermissibly relates to "ordinary business operations because it focuses on the use of customer information, pricing determinations, product development and product advertising." Company letter page 2. In the absence of a significant policy issue, a proposal addressing any of those issues might be excludable under Rule 14a-8(i)(7). However, the subject matter of the Proposal focuses solely on civil rights risks in the face of big data collection and analysis, which is a significant social policy issue, and therefore not excludable under the ordinary business exclusion of Rule 14a-8(i)(7).

While Rule 14a-8(i)(7) permits companies to exclude from proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that proposals relating to significant social policy issues transcend day-to-day business matters and raise issues so significant that they must be allowed to face a shareholder vote. The present Proposal is an exemplar of such a proposal.[1]

[1] The SEC Staff explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and **do not involve any substantial policy or other considerations**, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v.*

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors: whether the subject matter of the proposal addresses a significant policy issue for the company and whether the approach micromanages the company.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). ("1998 Interpretive Release").
>
> "Micro-Managing" the Company: The Commission has also indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Recent Staff communications have indicated that the Staff uses several criteria in determining whether a matter *constitutes* a significant policy issue: level of public debate and controversy on the issue, media coverage, regulatory activity, legislative and Presidential involvement. In addition, the Staff considers whether the subject matter constitutes a new issue or if it has ripened into a lasting public concern. In addition, it is *also* necessary for the proponent to demonstrate a *nexus* of the policy issue to the company.

Finally, the SEC has made it clear that under the Rule the burden is on the company to demonstrate that it is entitled to exclude a proposal. Rule 14a-8(g).

The Company has not met its burden of proving that the present proposal is excludable under Rule 14a-8(i)(7). The Staff has long recognized that matters of discrimination are transcendent policy issues which rise above ordinary business. For example, in *Citizens Corp.* (March 11, 1998), the proposal focused on whether the insurance company's issuance of group insurance was discriminatory because it undermined access to insurance by poor, lower

---

Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

income and urban consumers. The proposal requested that the company commission a study measuring the participation of poor, less educated, and urban consumers insured in the Company's group automobile and homeowners insurance programs to assess discrimination. The Staff rejected the argument of the Company that the proposal was excludable as relating to ordinary business. More recently, the Staff has repeatedly allowed shareholder proposals seeking revision of a company's EEO policy to explicitly prohibit discrimination based on sexual orientation and gender identity. *Exxon Mobil Corp.* (March 20, 2012), *Apache Corp.* (March 5, 2008).

1. The subject matter of big data and civil rights is a significant policy issue recognized by President Barack Obama and national media

As discussed in the Proposal, the new ability of companies across sectors to collect and analyze vast data sets poses a possibility — some would say, a likelihood — of undermining civil rights protections. The availability of big data analytics that can categorize individual consumers through various metrics allows the use of seemingly innocuous data points (e.g. musical tastes) to underwrite, in a manner that could allow intentional or unintentional discrimination against protected classes of individuals such as the poor or minorities.

The potential for discrimination in the use of big data is a high profile issue of public debate, as indicated by the attention that government entities, media and academia have focused on this issue. President Obama and the Federal Trade Commission have commissioned reports that have recognized the potential of data analytics to result in profiling that is illegal or unfairly discriminatory. Media outlets including *The New York Times*, *The Atlantic*, *The Los Angeles Times*, *The Wall Street Journal*, and *USA Today* have covered the increasing prevalence of private sector big data analytics, while acknowledging potential civil rights risks associated with these practices.

The issue has been a focus of an ongoing working group on big data initiated by President Barack Obama in 2012 which has issued numerous reports:

> Executive Office of the President. *Consumer Data Privacy in a Networked World: A Framework for Protecting Privacy and Promoting Innovation in the Global Digital Economy*. 2012.[2]
>
> Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values*. 2014.[3]
>
> Executive Office of the President. *Big Data and Differential Pricing*. 2015.[4]
>
> Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values Interim Progress Report*. 2015.[5]

---

[2] http://www.whitehouse.gov/sites/default/files/privacy-final.pdf
[3] http://www.whitehouse.gov/sites/default/files/docs/big_data_privacy_report_may_1_2014.pdf
[4] http://www.whitehouse.gov/sites/default/files/whitehouse_files/docs/Big_Data_Report_Nonembargo_v2.pdf

According to these reports of the Presidential working group:

> …big data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace. Americans' relationship with data should expand, not diminish, their opportunities and potential.[6]
>
> Just as neighborhoods can serve as a proxy for racial or ethnic identity, there are new worries that big data technologies could be used to 'digitally redline' unwanted groups, either as customers, employees, tenants, or recipients of credit.[7]
>
> One of the key recommendations of the big data and privacy report was that the federal government's lead civil rights and consumer protection agencies should expand their technical expertise to be able to identify practices and outcomes facilitated by big data analytics that may have a discriminatory impact on protected classes, and develop a plan for investigating and resolving potential violations of law.[8]

The effort of the Presidential working group on big data is ongoing. On February 4, 2015, the group announced in its interim report, *Big Data: Seizing Opportunities, Preserving Values*, that the White House Domestic Policy Council and the Office of Science and Technology Policy would issue a follow-up report further exploring the implications of big data technologies for discrimination and civil rights. The new report will dive deeper into how big data can both perpetuate discrimination and prevent it.[9] As the report explains:

> "The White House considers this topic a priority, and is continuing to explore the implications of big data in this arena, including considering how big data technology can be used to shore up civil rights."[10]

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[5]http://www.whitehouse.gov/sites/default/files/docs/20150204_Big_Data_Seizing_Opportunities_Preserving_Values_Memo.pdf?utm_content=bufferf8e88&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer [10 February 2015]

[6] Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values*. 2014. http://www.whitehouse.gov/sites/default/files/docs/big_data_privacy_report_may_1_2014.pdf, page iii.

[7] Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values*. 2014. http://www.whitehouse.gov/sites/default/files/docs/big_data_privacy_report_may_1_2014.pdf, page 53.

[8] Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values Interim Progress Report.* 2015. http://www.whitehouse.gov/sites/default/files/docs/20150204_Big_Data_Seizing_Opportunities_Preserving_Values_Memo.pdf?utm_content=bufferf8e88&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer , page 8.

[9] Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values Interim Progress Report.* 2015. http://www.whitehouse.gov/sites/default/files/docs/20150204_Big_Data_Seizing_Opportunities_Preserving_Values_Memo.pdf?utm_content=bufferf8e88&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer , page 7.

[10] Executive Office of the President. *Big Data: Seizing Opportunities, Preserving Values Interim Progress Report.* ONLINE. 2015. http://www.whitehouse.gov/sites/default/files/docs/20150204_Big_Data_Seizing_Opportunities_Preserving_

New York Times coverage of the Presidential working group's report in 2014 confirmed the focus on the potential for discrimination:

> But the most significant findings in the report focus on the recognition that data can be used in subtle ways to create forms of discrimination — and to make judgments, sometimes in error, about who is likely to show up at work, pay their mortgage on time or require expensive treatment. The report states that the same technology that is often so useful in predicting places that would be struck by floods or diagnosing hard-to-find illnesses in infants also has "the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education and the marketplace."
>
> The report focuses particularly on "learning algorithms" that are frequently used to determine what kind of online ad to display on someone's computer screen, or to predict their buying habits when searching for a car or in making travel plans. Those same algorithms can create a digital picture of person, Mr. Podesta noted, that can infer race, gender or sexual orientation, even if that is not the intent of the software.
>
> "The final computer-generated product or decision — used for everything from predicting behavior to denying opportunity — can mask prejudices while maintaining a patina of scientific objectivity," the report concludes.
>
> Mr. Podesta said the concern — he suggested the federal government might have to update laws — was that those software judgments could affect access to bank loans or job offers. They "may seem like neutral factors," he said, "but they aren't so neutral" when put together. The potential problem, he added, is that "you are exacerbating inequality rather than opening up opportunity." [11]

A recent working paper from Princeton researcher Solon Barocas and lawyer Andrew Selbst illustrates the discriminatory potential of data analytics:

> Approached without care, data mining can reproduce existing patterns of discrimination, inherit the prejudice of prior decision-makers, or simply reflect the widespread biases that persist in society. It can even have the perverse result of exacerbating existing inequalities by suggesting that historically disadvantaged groups actually deserve less favorable treatment. Algorithmic decision procedures could exhibit these tendencies even if they have not been hand-coded to do so, either by design or by accident. Scholars and policymakers have tended to worry that the

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Values_Memo.pdf?utm_content=bufferf8e88&utm_medium=social&utm_source=twitter.com&utm_campaign=buffer, page 7.

[11] David E. Sanger and Steve Lohr, *Call for Limits on Web Data of Customers*, New York Times, May 1, 2014, http://www.nytimes.com/2014/05/02/us/white-house-report-calls-for-transparency-in-online-data-collection.html&assetType=nyt_now

> inscrutability of algorithms will keep these intentions or mistakes hidden, but discrimination may be an artifact of the data mining process itself, rather than a result of programmers assigning certain factors inappropriate weight.…Approached without care, data mining can reproduce existing patterns of discrimination, inherit the prejudice of prior decision-makers, or simply reflect the widespread biases that persist in society. It can even have the perverse result of exacerbating existing inequalities by suggesting that historically disadvantaged groups actually deserve less favorable treatment. Algorithmic decision procedures could exhibit these tendencies even if they have not been hand-coded to do so, either by design or by accident. Scholars and policymakers have tended to worry that the inscrutability of algorithms will keep these intentions or mistakes hidden, but discrimination may be an artifact of the data mining process itself, rather than a result of programmers assigning certain factors inappropriate weight….
>
> That the discrimination at issue is unintentional means that even honest attempts to certify the absence of prejudice on the part of those involved in the data mining process may wrongly confer the imprimatur of impartiality on the resulting decisions. Furthermore, because the mechanism through which data mining visits systematic disadvantages upon protected classes is far less obvious in cases of unintentional discrimination, the injustice may be harder to identify and address.[12]

The article further notes that computer science literature on data mining proceeds through the various steps of solving a problem — defining the target variable, labeling and collecting the training data, feature selection, and making decisions on the basis of the resulting model:

> Each of these steps creates possibilities for a final result that has a disproportionately adverse impact on protected classes, whether by specifying the problem to be solved in ways that affect classes differently, failing to recognize or address statistical biases, reproducing past prejudice, or considering an insufficiently rich set of factors. Even in situations where data miners are extremely careful, they can still effect discriminatory results with models that, quite unintentionally, pick out proxy variables for protected classes.[13]

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[12] Solon Barocas and Andrew Selbst, *Big Data's Disparate Impact*, Working Paper, Feb. 6, 2015, http://papers.ssrn.com/sol3/Delivery.cfm/SSRN_ID2561454_code1328346.pdf?abstractid=2477899&mirid=1 pages 3-5.

[13] There have been numerous other academic reports:

Kate Crawford and Jason Schultz, *Big Data and Due Process: Toward a Framework to Redress Predictive Privacy Harms*, Boston College Law Review, 2014, http://lawdigitalcommons.bc.edu/cgi/viewcontent.cgi?article=3351&context=bclr;

Omer Tene & Jules Polonetsky, *Privacy in the Age of Big Data: A Time for Big Decisions*, Stanford Law Review Online, Feb. 2, 2012, https://www.stanfordlawreview.org/online/privacy-paradox/big-data;

Sara Hajian, *Simultaneous Discrimination Prevention and Privacy Protection in Data Publishing and Mining*, Ph.D. Thesis, Universitat Rovira i Virgili, June 10, 2013, http://arxiv.org/pdf/1306.6805v1.pdf;

Robinson+Yu, *Civil Rights, Big Data, and Our Algorithmic Future*, Sept. 2014, http://bigdata.fairness.io/insurance/.

Federal regulators recognize the legitimacy of these concerns. In comments at a public workshop convened by the Federal Trade Commission (FTC) in September 2014, FTC Chairwoman Edith Ramirez said, discussing data brokers' sorting of consumers into groups composed of large percentages of minorities and low-income people, that "[t]here may be legitimate reasons why businesses would want to sort consumers in this fashion, but the practice also raises the possibility that these segments will be used for what I've called discrimination by algorithm, or what others have called digital redlining."[14] In her comments, Chairwoman Ramirez explicitly cited the responsibility of the private sector to "guard against bias or disparate impact on low-income and vulnerable populations when designing their analytic systems, algorithms, and predictive products."[15]

In a 2014 report, the FTC evaluated the data brokerage industry, identifying potentially problematic consumer profiling resulting from big data analytics and suggesting legislative responses to these challenges. Among the FTC's concerns was marketers' use of "seemingly innocuous inferences about consumers in ways that raise concerns,"[16] describing an insurance company's potentially discriminatory use of information supplied by a data broker:

> For example, while the data segment of "Smoker in Household" could be used to market a new air filter, a downstream entity also could use the segment to suggest that a person is a poor credit or insurance risk, or an unsuitable candidate for employment or admission to a university. This would be especially pernicious if the segment included a high concentration of minorities. Of course, the use of race, color, religion, and certain other categories to make credit, insurance, and employment decisions is already against the law, but data brokers should help ensure that the information does not unintentionally go to unscrupulous entities that would be likely to use it for unlawful discriminatory purposes. Similarly, data brokers should conduct due diligence to ensure that data that they intend for marketing or risk mitigation purposes is not used to deny consumers credit, insurance, employment, or the like.[17]

The FTC report included the recommendation that Congress enact "legislation that would enable consumers to learn of the existence and activities of data brokers and provide consumers with reasonable access to information about them held by these entities."[18]

---

[14] Federal Trade Commission, *Big Data: A Tool for Inclusion or Exclusion?*, Public Workshop Transcript 8, Sept. 15, 2014, http://www.ftc.gov/system/files/documents/public_events/313371/bigdata-transcript-9_15_14.pdf.

[15] Federal Trade Commission, *Big Data: A Tool for Inclusion or Exclusion?*, Public Workshop Transcript 13, Sept. 15, 2014, http://www.ftc.gov/system/files/documents/public_events/313371/bigdata-transcript-9_15_14.pdf.

[16] Federal Trade Commission, *Data Brokers: A Call for Transparency and Accountability* 48, May 2014, http://www.ftc.gov/system/files/documents/reports/data-brokers-call-transparency-accountability-report-federal-trade-commission-may-2014/140527databrokerreport.pdf.

[17] Federal Trade Commission, *Data Brokers: A Call for Transparency and Accountability* 55-6, May 2014, http://www.ftc.gov/system/files/documents/reports/data-brokers-call-transparency-accountability-report-federal-trade-commission-may-2014/140527databrokerreport.pdf.

[18] Federal Trade Commission, *Data Brokers: A Call for Transparency and Accountability* 49, May 2014, http://www.ftc.gov/system/files/documents/reports/data-brokers-call-transparency-accountability-report-federal-trade-commission-may-2014/140527databrokerreport.pdf.

A survey of some of the recent media coverage further demonstrates that this is a significant policy issue of widespread debate:

> Evan Selinger, *With big data invading campus, universities risk unfairly profiling their students*, Christian Science Monitor, Jan. 13, 2015;[19]
>
> Frank Pasquale, *We're being stigmatized by 'big data' scores we don't even know about*, Los Angeles Times, Jan. 15, 2015;[20]
>
> *New York Times* Room for Debate entitled "Is Big Data Spreading Inequality?" featured six articles addressing the civil rights implications of corporate data collection and analytics. These included Danielle Keats Citron, *Big Data Should Be Regulated by "Technological Due Process"*, Aug. 6, 2014;[21] Seeta Peña Gangadharan, *The Dangers of High-Tech Profiling*, Aug. 7, 2014;[22]
>
> Steve Lohr, *New Curbs Sought on the Personal Data Industry*, New York Times, May 27, 2014;[23]
>
> Aamer Madhani, *White House raises concerns about data discrimination*, USA Today, May 2, 2014;[24]
>
> Alexis C. Madrigal, *The White House Looks at Big Data Discrimination*, The Atlantic, May 2, 2014;[25]
>
> Emily Steel and Julia Angwin, *On the Web's Cutting Edge, Anonymity in Name Only*, Wall Street Journal, Aug. 4, 2010.[26]

2. The Company's citations on ordinary business exclusions are inapposite.

The Company's focus on the many cases allowing exclusion related to customer information, pricing determinations, product development and product advertising are inapposite to the current proposal, because the Proposal is focused on a significant policy issue,

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[19] http://www.csmonitor.com/World/Passcode/Passcode-Voices/2015/0113/With-big-data-invading-campus-universities-risk-unfairly-profiling-their-students.

[20] http://www.latimes.com/opinion/op-ed/la-oe-0116-pasquale-reputation-repair-digital-history-20150116-story.html.

[21] http://www.nytimes.com/roomfordebate/2014/08/06/is-big-data-spreading-inequality/big-data-should-be-regulated-by-technological-due-process.

[22] http://www.nytimes.com/roomfordebate/2014/08/06/is-big-data-spreading-inequality/the-dangers-of-high-tech-profiling-using-big-data.

[23] http://www.nytimes.com/2014/05/28/technology/ftc-urges-legislation-to-shed-more-light-on-data-collection.html?_r=0&assetType=nyt_now&assetType=nyt_now.

[24] http://www.usatoday.com/story/news/nation/2014/05/01/white-house-big-data-discrimination/8566493/.

[25] http://www.theatlantic.com/technology/archive/2014/05/big-data-discrimination/361590/.

[26] http://www.wsj.com/news/articles/SB10001424052748703294904575385532109190198.

namely the potential for discrimination and undermining civil rights protections through the uses of big data. None of the cited proposals addressed a significant policy issue, and therefore having addressed only an ordinary business matter, were allowed to be excluded.

The Company also asserts that even if the Proposal relates to a significant social policy issue it is "so broad as to encompass ordinary business matters" and is therefore excludable. Company letter page 6. However, the Proposal is clearly focused on and limited in scope to the significant social policy issue of civil rights risks related to the use of big data, and does not merely touch upon the issue. Therefore, the Proposal is not excludable as relating to ordinary business matters.

B. The Proposal does not attempt to micromanage the Company.

The Company next asserts that the Proposal impermissibly seeks to micromanage the Company by imposing a specific deadline for a report. In support of its argument, the Company references the Commission's 1998 Release by stating, "a shareholder proposal that 'seeks to impose specific time frames or methods for implementing complex policies' may be excludable as micromanagement." Company letter page 6. However, the Proposal does not impose a specific time frame for "implementing complex policies" (e.g. a kind of regulatory imposition — installing particular valves by a specific date, or taking other complex real world actions by a certain date) that overstep into managerial territory, but merely requests a reasonable and specific time frame for *completing a report to shareholders regarding Company policies.*

The Company's novel argument on page 6 of the Company letter that a proposal imposing a five month time frame for issuing a report constitutes micromanagement demonstrates a striking lack of familiarity with the shareholder resolution process. Most proposals requesting reports include a request to issue such a report within a timeline, typically five to nine months from the date of the shareholder meeting. See for instance, *Chesapeake Energy* (April 2, 2010) in which the proposal requested a report on hydraulic fracturing environmental impacts by November 1, 2010, five months from the June shareholder meeting. The company challenged the proposal on the basis of micromanagement, but the Staff rejected the Rule 14a-8(i)(7) rationale. Dozens of other proposals filed every year request the issuance of such a report by a specific timeframe, yet companies' micromanagement arguments on those proposals are routinely rejected. For instance, *Dominion Resources* (February 27, 2014); *ONEOK Inc.* (February 25, 2008); *Centex Corporation* (March 18, 2008); *Devon Energy Corporation* (March 19, 2014).[27]

---

[27] Also many proposals requesting action time frames are not considered micromanagement when they broadly address company action scenarios over a long period of time. For instance, in *Exxon Mobil Corp.* (March 12, 2007) the proposal requested that the board adopt a policy to increase renewable energy sources globally and with the goal of obtaining between 15% and 25% of its energy from renewable sources between 2015 and 2025. Yet the proposal was not allowed to be omitted under rule 14a-8(i)(7).

Notably, the case cited by the Company letter, *Chubb Corp.* (Feb 26, 2007) did not involve a Rule 14a-8(i)(7) exclusion on the basis of the six-month timeline in the proposal for issuing a report, but as stated in the Staff opinion, on the specific (and now outdated) rationale of "internal assessment of risk."

C. The issue has a clear nexus to the Company.

The Company has previously been under fire for its use of big data to engage in the practice of "price optimization." In December 2014, the Consumer Federation of America (CFA) said that the insurance industry confronted "a watershed moment in this history of insurance consumer protection" when it charged that Allstate is employing "price optimization" by using personal data about millions of its customers to charge higher prices.[28] According to the CFA, "Price optimization has been developed by insurance companies and consulting firms to increase profits by raising premiums on individuals who are unlikely to shop around to find a better price."[29] Basically, consumers are categorized, based on factors that have nothing to do with risk, and certain categories of consumers are charged higher premiums. Some factors used to categorize consumers are location and income level.

Media outlets including *Time*,[30] *The Wall Street Journal*,[31] *The Chicago Tribune*,[32] and *BloombergBusiness*,[33] have also made extensive reference to Allstate's collection and use of big data, with direct quotes from Allstate representatives in the *Wall Street Journal*, *Chicago Tribune*, and *BloombergBusiness* articles. *The Wall Street Journal* indicates that the Company "is considering using Hadoop, software that allows businesses to use clusters of low-cost servers to analyze petabytes of information, to process data more quickly." *Bloomberg Business* indicates that the Company has adopted the Hadoop software to manage the data load it is receiving from usage-based driving devices. The software "helps the insurer to pull together information reported by customers and staff from across the U.S. into one database that's flexible and fast."

II. THE PROPOSAL IS NOT SUBSTANTIALLY IMPLEMENTED WITHIN THE MEANING OF RULE 14a-8(i)(10).

The Company argues that the Proposal may be excluded from the 2015 Proxy Materials under Rule 14a-8(i)(10) based on its existing disclosures. In order for the Company to meet its

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[28] http://www.consumerfed.org/news/840
[29] Id.
[30] Brad Tuttle, *Big Data Is My Copilot: Auto Insurers Push Devices That Track Driving Habits*, Time, Aug. 6, 2013, http://business.time.com/2013/08/06/big-data-is-my-copilot-auto-insurers-push-devices-that-track-driving-habits/.
[31] Clint Boulton, *Auto Insurers Bank on Big Data to Drive New Business*, Wall Street Journal, Feb. 20, 2013, http://blogs.wsj.com/cio/2013/02/20/auto-insurers-bank-on-big-data-to-drive-new-business/;
[32] Becky Yerak, How will Google, Apple shake up car insurance industry?, The Chicago Tribune, Dec. 5, 2014, http://webcache.googleusercontent.com/search?q=cache:LoZQudled8IJ:www.chicagotribune.com/business/ct-google-apple-insurance-1205-biz-20141205-story.html+&cd=8&hl=en&ct=clnk&gl=us.
[33] Ian King, *Big Data Is Really About Small Things*, Bloomberg Business, June 4, 2014, http://www.bloomberg.com/news/articles/2014-06-04/big-data-is-really-about-small-things.

burden of proving substantial implementation pursuant to Rule 14a-8(i)(10), it must show that its activities meet both the guidelines and essential objective of the Proposal. See, e.g., *Exelon Corp.* (February 26, 2010).

Staff precedents regarding proposals requesting reports demonstrate that if a company's reporting fails to include a core analysis or most of the details requested by a proposal, the Staff will not find substantial implementation in its Rule 14a-8(i)(10) analysis. *Alpha Natural Resources, Inc.* (March 19, 2013).

In *McDonalds Corporation* (March 14, 2012) the proposal requested that the board issue a report assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children' health and that the report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations. The company had published nutritional information on its website and described various efforts that it was undertaking to improve product nutrition. Even though the company may have internally or implicitly conducted some of the assessments requested by the proposal, its reporting to shareholders did not fulfill the guidelines of the proposal for disclosure of an assessment as described in the proposal, and the Staff did not allow exclusion under Rule 14a-8(i)(10).

In *Verizon Communications, Inc.* (February 5, 2013) the proposal requested that the company's board of directors report on how Verizon was responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices supported network neutrality, an Open Internet, and the social values described in the proposal. Even though the company was able to cite a variety of internal management policies located on its website regarding net neutrality, the actions reported did not include the requested analysis by the board; thus, the company's assertion of Rule 14a-8(i)(10) was rejected.

Similarly, the Staff has found in numerous proposals seeking reports on lobbying and political contribution transparency, that if existing Company reporting failed to fulfill several of the elements of reporting requested, the proposal was not substantially implemented. See, e.g., *Marathon Oil Corporation* (January 22, 2013); *Dominion Resources, Inc.* (February 28, 2014); *NIKE, Inc.* (July 5, 2012).

The Company's identified disclosures do not meet the guidelines or essential purpose of the Proposal.

The Proposal seeks a report on how civil rights risks related to the Company's use of big data are identified, overseen and analyzed and how the Company incorporates assessment results into policies and decision-making. The Company cites three forms of disclosure which it claims substantially implement the Proposal. None of these disclosures reference big data or civil rights, but instead, they are generic forms of disclosure applicable to the widest array of risks facing the Company.

The forms of disclosure cited by the Company as ostensibly yielding substantial implementation are:

1. **Charter of the risk and return committee.** The Company notes that the disclosure of its risk and return committee charter discusses the role of the risk and return committee which, according to its charter, is responsible for "*review of the Corporation's operating plan from a risk and return perspective*, including its current and emerging potential exposure to *risks of various types* and expected returns."

2. **Insurance regulation.** The Company notes that it is subject to insurance regulation in the states, and to the "Unfair Trade Practices Act", which prohibits unfair discrimination and specifically prohibits the use of race and ethnicity in rating and underwriting. The disclosure that the Company letter asserts to aid substantial implementation of the Proposal is the statement in the Company's Form 10K for the year ended December 31, 2013 which states that the Corporation "is subject to extensive regulation, primarily at the state level" that "relate[s] to a wide variety of matters, including ... rate setting ...[and] underwriting standards." As noted by the National Association of Insurance Commissioners, "[s]tate regulators protect consumers by ensuring that insurance policy provisions comply with state law [and] are reasonable and fair."[4]

3. **Code of ethics.** The Company also notes that its code of ethics addresses issues of privacy and data security.

As explained above, the issue regarding big data and civil rights involves the potential for enormous new data streams to lead to intentional or unintentional discrimination against protected classes of people – such as the poor and minorities. The reason why this is an issue today is that ***protective mechanisms that are in place are expected to be inadequate to address the emerging discriminatory scenarios.*** Thus, the Company's disclosures that merely address routine risk, insurance enforcement, and ethics failed to address the specific concern raised by the Proposal — whether and how the Company is approaching and preventing discriminatory effects in its deployment of big data. There is no sense in which the Company has provided a report on how it is managing these emerging issues regarding big data as requested in proposal seeking "a report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making."

Thus, the Company cannot be said to have substantially implemented the Proposal, and the Proposal is not excludable pursuant to Rule 14a-8(i)(10).

III. THE PROPOSAL IS NOT EXCLUDABLE PURSUANT TO RULE 14a-8(i)(3) BECAUSE IT IS NEITHER VAGUE NOR INDEFINITE.

The Company argues that the Proposal is "impermissibly vague and indefinite because the terms 'civil rights risks' and 'big data' — each a key term of the Proposal — are not sufficiently defined." Company letter page 11. However, both of these terms are sufficiently defined by the Proposal, or otherwise have clear understanding in public discourse that does not require additional explanation.

The first paragraph of the Proposal states: "Companies across sectors collect and analyze vast data sets… to develop and market products and services. This process of 'big data' collection and analytics stands to contribute importantly to advances in health, technology and public safety." "Big data" is clearly defined by the context here as involving "vast data sets" and is intended to encompass the modern practice of gathering huge amounts of information for analytics.

The term "big data collection and analytics" and its relevance to Allstate should be understood by the company and shareholders given high-profile public discourse on big data and data analytics, and in light of the following:

> Allstate's reference to "big data" and "data analytics" in its 2013 Corporate Responsibility Report.[34]
>
> Allstate's publication of vacancy announcements for a "Big Data Analytics Engineer" on February 2, 2015,[35] and a "Big Data Engineer" on June 18, 2014,[36] via the professional social networking website LinkedIn.
>
> Reference to Allstate's collection and use of big data in media outlets including Time,[37] *The Wall Street Journal*,[38] *The Chicago Tribune*,[39] and *BloombergBusiness*,[40]

---

[34] The Allstate Corporation, *2013 Corporate Responsibility Report*, 2013, https://www.allstate.com/corporate-responsibility/business-practices/protecting-against-fraud.aspx.

[35] The Allstate Corporation, "Big Data Analytics Engineer" post via LinkedIn, Feb. 2, 2015, https://www.linkedin.com/jobs2/view/29066620?trk=job_view_similar_jobs

[36] The Allstate Corporation, "Big Data Engineer" post via LinkedIn, June 18, 2014, https://www.linkedin.com/jobs2/view/13000323.

[37] Brad Tuttle, *Big Data Is My Copilot: Auto Insurers Push Devices That Track Driving Habits*, Time, Aug. 6, 2013, http://business.time.com/2013/08/06/big-data-is-my-copilot-auto-insurers-push-devices-that-track-driving-habits/.

[38] Clint Boulton, *Auto Insurers Bank on Big Data to Drive New Business*, Wall Street Journal, Feb. 20, 2013, http://blogs.wsj.com/cio/2013/02/20/auto-insurers-bank-on-big-data-to-drive-new-business/;

[39] Becky Yerak, How will Google, Apple shake up car insurance industry?, The Chicago Tribune, Dec. 5, 2014, http://webcache.googleusercontent.com/search?q=cache:LoZQudled8IJ:www.chicagotribune.com/business/ct-google-apple-insurance-1205-biz-20141205-story.html+&cd=8&hl=en&ct=clnk&gl=us.

[40] Ian King, *Big Data Is Really About Small Things*, Bloomberg Business, June 4, 2014, http://www.bloomberg.com/news/articles/2014-06-04/big-data-is-really-about-small-things.

> and direct quotes from Allstate representatives in the *Wall Street Journal*, *Chicago Tribune*, and *BloombergBusiness* articles.
>
> More than 15,000 research reports prepared by Gartner, an information technology research and advisory firm, include the term "big data." In 2013 and 2014, Gartner published a total of more than 2,900 reports containing the term "big data." Gartner reports including the term "big data" date back to at least January 1996. In September 2014, the company published a report entitled "Big Data Best Practices in Insurance: Lessons from Early Adopters." [41]

Similarly, "civil rights" is a clear term within the language of the proposal that does not require further definition. Specifically, the Proposal quotes the Presidential working group on big data:

> [B] ig data analytics have the potential to eclipse longstanding **civil rights** protections in how personal information is used in housing, credit, employment, health, education, and the marketplace. [emphasis added]

The same paragraph of the Proposal goes on to provide further additional context for the civil rights reference, noting that

> According to a group of leading **civil rights** and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice." [emphasis added]

As a result of these references within the proposal itself neither the shareholders nor the company would have difficulty ascertaining the meaning of "civil rights."

The Company also argues that shareholders would not be able to discern whether to use a U.S. or non-U.S. definition of "civil rights.". Allstate is a U.S. entity, headquartered in the U.S. and governed by U.S. law. There is no rationale behind using a non-U.S. definition of a term for a proposal in the U.S. The term "civil rights" is readily understood in the environment of U.S. law and media coverage on civil rights, which is heavily focused upon the issues raised by the proposal – preventing discrimination against protected classes.

Both shareholders in voting on the Proposal, and the Board in implementing the Proposal, would be able to determine with reasonable certainty what the terms of the proposal mean and what actions are required by a favorable vote; and therefore, the Proposal cannot be excluded under Rule 14a-8(i)(3).

---

[41] Gartner, Inc., Website search conducted Feb. 9, 2015, *at* http://www.gartner.com/search/site/premiumresearch/simple?tabChg=true&keywords=big data.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Brian V. Breheny

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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January 16, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Calvert Investment Management, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of The Allstate Corporation, a Delaware corporation (the "Corporation"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Corporation requests that the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2015 Annual Meeting of Stockholders (the "2015 Annual Meeting") the proposal described below for the reasons set forth herein.

General

The Corporation received a proposal and supporting statement (the "Proposal") along with a cover letter dated November 21, 2014, from Calvert Investment Management, Inc. (the "Proponent") for inclusion in the proxy materials for the 2015 Annual Meeting. A copy of the Proposal and cover letter are attached hereto as Exhibit A. The 2015 Annual Meeting is scheduled to be held on or about May 19, 2015. The Corporation intends to file its definitive proxy materials with the Commission on or about April 6, 2015.

This letter provides an explanation of why the Corporation believes it may exclude the Proposal and includes the attachments required by Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin 14D (Nov. 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter also is being sent to the Proponent as

notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2015 Annual Meeting.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Corporation.

Summary of the Proposal

The resolution contained in the Proposal reads as follows:

> RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

Basis for Exclusion

A. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to the Corporation's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

As discussed below, the Proposal implicates both of these considerations and may be excluded as relating to the Corporation's ordinary business operations because it focuses on the use of customer information, pricing determinations, product development and product advertising.

When analyzing whether a proposal requesting a report regarding the oversight of risks may be excluded under Rule 14a-8(i)(7), the Staff considers whether the subject matter of those risks falls within the company's ordinary business operations. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983); Staff Legal Bulletin No. 14E (Oct 27, 2009) ("SLB 14E"). *See also,*

e.g., Sempra Energy (Jan 12, 2012, *recon. denied* Jan. 23, 2012) (permitting exclusion under Rule 14a-8(i)(7) when the proposal urged the board "to conduct an independent oversight review of the [c]ompany's management of political, legal and financial risks posed by [the company's] operations in any country that may pose an elevated risk of corrupt practices"); *The Western Union Co.* (Mar. 14, 2011) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested the establishment of a board risk committee and a report on certain identified risk categories, with the Staff noting that "the underlying subject matters of [such] risks appear[ed] to involve ordinary business matters").

The Staff has consistently found that proposals relating to the use of customer information are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., AT&T Inc.* (Feb. 7, 2008) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that the board prepare a report discussing, from technical, legal and ethical standpoints, the policy issues that pertain to disclosing customer records and the content of customer communications to governmental agencies without a warrant, as well as the effect of such disclosures on privacy rights of customers); *Verizon Communications Inc.* (Feb. 22, 2007) (same); *AT&T Inc.* (Feb. 9, 2007) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report regarding the disclosure of customer communications to specified government agencies without a warrant, possible steps to ensure customers' privacy rights and the confidentiality of customer information, and the company's past expenditures relating to the "alleged program"). *See also Bank of America Corp.* (Feb. 21, 2006) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report on the company's policies and procedures for ensuring the confidentiality of customer information).

Similarly, the Staff has consistently found that proposals relating to pricing determinations are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., Equity LifeStyle Properties, Inc.* (Feb. 16, 2013) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report "on the reputational risks associated with the setting of unfair, inequitable and excessive rent increases that cause undue hardship to older homeowners on fixed incomes, [on] deteriorating conditions of community infrastructure due to lack of sufficient funding for capital improvements, and [on] potential negative feedback stated directly to potential customers from current residents" in order for stockholders to assess the company's risk in relation to such activities); *see also Host Hotels & Resorts, Inc.* (Feb. 6, 2014) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that the board consider providing senior citizens and stockholders discounts on hotel rates); *Ford Motor Co.* (Jan. 31, 2011) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that shareholders who purchased a new vehicle would be able to purchase certain equipment at cost); *MGM Mirage* (Mar. 6, 2009) (permitting exclusion under Rule 14a-8(i)(7) when the proposal urged the board to implement a discount dining program for local residents); *Wal-Mart Stores, Inc.* (Jan. 27, 2004) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that the company consider giving senior citizens who own a certain amount of company stock a free membership to a company-owned store); *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested that

the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

The Staff also has consistently found that proposals relating to product development are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., DENTSPLY Int'l Inc.* (Mar. 21, 2013) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report summarizing the company's policies and plans for phasing out mercury from its products); *Danaher Corp.* (Mar. 8, 2013) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report summarizing the company's policies and plans for eliminating the release of mercury from its products); *Applied Digital Solutions, Inc.* (Apr. 25, 2006) (permitting exclusion under Rule 14a-8(i)(7) when the proposal requested a report on the harm the continued sale and use of radio frequency identification, or RFID, chips could have to the public's privacy, personal safety and financial security).

Further, the Staff has consistently found that proposals relating to product advertising are excludable under Rule 14a-8(i)(7) as relating to a company's ordinary business operations. *See, e.g., PG&E Corp.* (Feb. 14, 2007) (permitting exclusion under Rule 14a-8(i)(7) as relating to "the manner in which a company advertises its products" when the proposal requested that the company, among other things, "cease immediately its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity"); *General Electric Co.* (Jan. 18, 2005) (permitting exclusion under Rule 14a-8(i)(7) as relating to "the manner in which a company advertises its products" when the proposal requested that the company not expend funds for advertising in any TV or radio station or newspaper that carries any statement advocating firearm control legislation); *The Quaker Oats Co.* (Mar. 16, 1999) (permitting exclusion under Rule 14a-8(i)(7) as relating to "the manner in which a company advertises its products" when the proposal requested that the company review all advertising contracts for content that demeans or slanders any people based on race, ethnicity or religion).

Here, the Proposal is excludable under Rule 14a-8(i)(7) because the risks about which the Proponent seeks a report relate to the use of customer information, pricing determinations, product development and product advertising, each of which are fundamental to the operation of the Corporation's business.

The Corporation is a holding company that conducts its business principally through its insurance subsidiaries. The Corporation spends a significant amount of time and resources collecting and analyzing customer information to make pricing determinations based on, among other things, a customer's risk profile. The collection and use of customer information is integral to the insurance business. Insurance companies have a long history of using insurance-related customer data to assess customer risk, and the Corporation has developed practices to ensure data can only be used in an appropriate and legal manner. When setting auto insurance rates, for instance, the Corporation leverages sophisticated pricing and underwriting methods to analyze risk factors based on information about customers and their vehicles. The Corporation also collects information regarding customers' everyday driving performance, to the extent that a customer volunteers, and uses that information to offer discounts and innovative products. Through its Drivewise® program, for example, the Corporation monitors the driving

performance of participating auto insurance customers, using a device installed in the vehicle or a smartphone application, and offers discounts and other benefits to those customers who demonstrate safe driving behavior. The Corporation's ability to make these types of informed pricing determinations and innovative products hinges on its access to and use of customer information.

In addition, the Corporation's insurance subsidiaries are subject to comprehensive supervision and regulation by the insurance regulatory authorities in their respective states of domicile, as well as by the states in which they are licensed to issue insurance policies. Among other things, such insurance regulatory authorities generally require that the rates and forms of insurance policies written by insurers licensed in their states be filed with and not disapproved by the regulators. The Corporation's insurance subsidiaries are also subject to periodic market conduct examinations by these regulators to ensure compliance with all applicable sales, marketing, underwriting, privacy and other similar consumer protection laws. Consistent with these laws, the Corporation does not collect or categorize information based on race, ethnicity, health or income in connection with the underwriting of auto or property insurance.

The Proposal focuses on the Corporation's use of customer information, pricing determinations, product development and product advertising by requesting a report concerning how the board and management identify, oversee and analyze civil rights risks related to the Corporation's use of large and complex sets of customer information . The supporting statement itself highlights that the Proposal is focused on the Corporation's ordinary business matters by referencing the "use [of] big data to create predictive models that assess customer risk and, in turn, influence rate-setting" and the "collect[ion] and analy[sis by companies of] vast data sets, interpreted through computer algorithms, to develop and market products and services." The supporting statement also acknowledges that "[i]n this digital age, data is critical to many businesses" and that "allocating risk and setting higher fees for higher risk customers is central to the insurance business model." By seeking the requested report, therefore, the Proposal attempts to involve the Corporation's stockholders in tasks that are so central or fundamental to management's ability to run the Corporation on a day-to-day basis, including fundamental pricing determinations, that they cannot, as a practical matter, be subject to direct stockholder oversight. Moreover, given the complex matters involved that are heavily regulated, such as the analysis of big data, the setting of insurance rates, the development of insurance products and the advertising of products, stockholders, as a group, would not be in a position to make an informed judgment. Accordingly, consistent with the precedent described above, the Proposal is excludable under Rule 14a-8(i)(7).

Even if the Staff were to conclude that the Proposal relates to a significant policy issue, the Proposal is so broad that it includes matters related to the Corporation's ordinary business operations. The fact that a proposal may touch upon potential public policy considerations does not preclude exclusion under Rule 14a-8(i)(7). Instead, the question is whether the Proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and SLB 14E. The Staff has consistently permitted exclusion of shareholder proposals where the proposal focused on ordinary business

matters, even though it also related to a potential significant policy issue. For example, in *PetSmart, Inc.* (Mar. 24, 2011), the staff permitted exclusion under Rule 14a-8(i)(7) of a proposal calling for suppliers to certify that they have not violated certain laws regarding the humane treatment of animals even though the Staff had determined that the humane treatment of animals was a significant policy issue. In its no-action letter, the Staff specifically noted the company's view that the scope of the laws covered by the proposal were "fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping." *See also, e.g., CIGNA Corp.* (Feb. 23, 2011) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the potential significant policy issue of access to affordable health care, it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (Feb. 3, 2005) (permitting exclusion under Rule 14a-8(i)(7) when, although the proposal addressed the significant policy issue of outsourcing, it also asked the company to disclose information about how it manages its workforce, an ordinary business matter). In this instance, even if the Proposal were to touch on a potential significant policy issue, similar to the precedent above, the Proposal's request is so broad as to encompass ordinary business matters (*i.e.,* the use of customer information, pricing determinations, product development and product advertising).

Moreover, by imposing a specific deadline for the report – in this case, five months after the stockholder meeting – the Proposal micro-manages the Corporation in contravention of Rule 14a-8(i)(7). Indeed, in the 1998 Release, the Commission specifically stated that a shareholder proposal that "seeks to impose specific time-frames or methods for implementing complex policies" may be excludable as micro-management under the ordinary business operations exclusion. *See also, e.g., The Chubb Corp.* (Feb. 26, 2007) (permitting exclusion under Rule 14a-8(i)(7) when the proposal asked the company to provide a report related to climate change within six months of the company's annual meeting, a deadline that relates to the ordinary business operations of the company).

Based on the foregoing, the Corporation believes that the Proposal relates to fundamental business tasks involving the use of customer information, pricing determinations, product development and product advertising and micro-manages the Corporation by imposing a specific deadline for the Corporation's report. Accordingly, even if the Staff were to determine that the Proposal touches on a significant policy issue, the Proposal relates to ordinary business operations and, as such, is excludable under Rule 14a-8(i)(7).

B. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Corporation has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a shareholder proposal need not be "fully

effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *See, e.g., Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare[d] favorably with the guidelines of the proposal and that [the company], therefore, substantially implemented the proposal"); *General Electric Co.* (Jan. 18, 2011, *recon. granted* Feb. 24, 2011) (on reconsideration, permitting exclusion on substantial implementation grounds of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal"); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion on substantial implementation grounds of a proposal requesting a sustainability report where the company had published such a report as part of its corporate responsibilities report); *The Talbots Inc.* (Apr. 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Nordstrom, Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company had adopted policies, practices and procedures regarding the environment).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10), even if the proposal has not been implemented exactly as proposed by the shareholder proponent, where a company has satisfied the essential objective of the proposal. *See, e.g., MGM Resorts International* (Feb. 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *The Coca-Cola Co.* (Jan. 25, 2012, *recon. denied*, Feb. 29, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on how the company was responding to public policy challenges associated with the use of Bisphenol A (or BPA) where the company provided information on its website addressing those challenges); *Exxon Mobil Corp.* (Mar. 17, 2011) (permitting exclusion on substantial implementation grounds of a proposal that requested a report on the steps the company has taken to reduce the risk of accidents where the company had made available on its website a number of documents that, when taken together, compared favorably to the guidelines of the proposal); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion on substantial implementation grounds of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-

monetary political contributions where the company issued a report on its political contributions and adopted related guidelines, both of which were published on the company's website); *The Gap, Inc.* (Mar. 16, 2001) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on child labor practices of the company's suppliers where the company had established a code of vendor conduct, monitored compliance with the code, published information on its website about the code and monitoring programs and discussed child labor issues with shareholders).

As in the precedent described above, the Corporation has substantially implemented the Proposal by satisfying the Proposal's essential objective – to obtain disclosure of how the Board and management identify, oversee, analyze and mitigate risks related to the Corporation's use of customer information.

The Corporation is committed to maintaining the highest standards of risk oversight and management through a rigorous and continuous review process and provides extensive disclosure regarding risks related to the Corporation's use of customer information. In particular, the Corporation's Audit Committee and Risk and Return Committee already have direct oversight of the issues raised by the Proposal.

The Risk and Return Committee was formed in 2013 specifically to enhance the Corporation's risk and return practices and to support the Corporation's Audit Committee in its oversight of risk controls and management policies. The Risk and Return Committee charter, attached hereto as Exhibit B-1 and publicly available on the Corporation's website,[1] states that the Risk and Return Committee has the duty and responsibility to act as a resource to the Board on, among others, the following matters:

****

B. Risk and Return Practices and Results

- The *identification and evaluation of the Corporation's risk and return trade-offs* and overall balance.

***

- The *review of the Corporation's operating plan from a risk and return perspective*, including its current and emerging potential exposure to *risks of various types* and expected returns.
- The *quarterly review of Allstate's chief risk officer's report on risk exposures*, including insurance, investment, financial, strategic, and operational risks, against

[1] Available at http://www.allstateinvestors.com/phoenix.zhtml?c=93125&p=irol-govCommittee&Committee=10861.

risk measurement methodologies, if available, *and the steps management has taken to identify, monitor, and plan for such exposures.*

***

- The *review of regulatory disclosures regarding risk*, including those contained in the Corporation's annual report on Form 10-K.
- The *consideration of the Corporation's processes and policies for determining risk and return appetite*.

C. Strategy

- The annual evaluation of the Corporation's strategy from a risk and return perspective, including *consideration of risk and return principles, risk and return appetite, risk mitigation*, and underlying assumptions, as well as strategic alternatives.

D. Enterprise Risk and Return Governance Structure

- *The evaluation of the effectiveness of the Corporation's* governance structure, *guidelines, policies, and processes for risk and return management.*
- The *evaluation of the [enterprise risk and return management] function, including its performance*, organization, *practices*, budgeting, and staffing.

(Emphasis added.)

In addition, the Audit Committee charter, attached hereto as Exhibit B-2 and publicly available on the Corporation's website,[2] explains the Audit Committee's purposes as assisting the Board with its oversight responsibilities, such as "[t]he Corporation's system of internal control over accounting and financial reporting and disclosures, *enterprise risk, and ethics, and compliance with legal and regulatory requirements.*" (Emphasis added.) The Audit Committee charter also describes the Audit Committee's duties and responsibilities as including the review and approval of "the Corporation's Code of Ethics applicable to the Board of Directors and Allstate employees" and overseeing "the Corporation's ethics and compliance program."

The concerns raised by the Proponent already are addressed through the Corporation's compliance with extensive insurance regulations. As noted in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2013 (the "Annual Report"), excerpts of which are attached hereto as Exhibit C and the entirety of which is publicly available on the Corporation's website,[3] discloses that the Corporation is heavily regulated in virtually all aspects

2 Available at http://www.allstateinvestors.com/phoenix.zhtml?c=93125&p=irol-govCommittee&Committee=59.

3 Available at http://www.allstateinvestors.com/phoenix.zhtml?c=93125&p=irol-sec.

of its insurance operations. In particular, the Annual Report notes that the Corporation "is subject to extensive regulation, primarily at the state level" that "relate[s] to a wide variety of matters, including ... rate setting ...[and] underwriting standards." As noted by the National Association of Insurance Commissioners, "[s]tate regulators protect consumers by ensuring that insurance policy provisions comply with state law [and] are reasonable and fair."[4]

Specifically, all states have a form of an insurance "Unfair Trade Practices Act" that generally prohibits unfair discrimination and specifically prohibits the use of race and ethnicity in rating and underwriting. Virtually all states require insurance rating systems to be filed with the state department of insurance, and many states require that insurer rating plans be approved by the state before being used. Furthermore, state departments of insurance frequently carry out market conduct examinations to determine whether companies are following insurance laws and regulations concerning the fair treatment of consumers in the marketplace, including with respect to pricing, underwriting, marketing and sales.

Another risk factor in the Annual Report further explains that certain events "could jeopardize the confidential, proprietary and other information...including personal information of our customers..., which could result in damage to [the Corporation's] reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss" and that "[t]hese risks may increase in the future as [the Corporation] continue[s] to expand [its] internet and mobile strategies and develop additional remote connectivity solutions to serve our customers." The Corporation has, thus, publicly disclosed that it is subject to extensive regulation meant to protect customer information and is aware of the risks that may arise from the use of such information. The Corporation also discloses the process by which it identifies, oversees, analyzes and mitigates these risks in the Enterprise Risk and Return Management section in the Annual Report. Therefore, the Corporation's public disclosures compare favorably to the guidelines of the Proposal.

The Proposal also relates to the Corporation's policies for dealing with personal information of individuals. The Corporation's Code of Ethics, attached hereto as Exhibit D and publicly available on the Corporation's website,[5] sets forth the Corporation's policy on protecting customer privacy and data security and thus addresses a key objective of the Proposal. The Code of Ethics addresses the handling and safeguarding of customer confidential information, including personal data, by indicating that all persons subject to the code, including employees, must "[r]espect and [p]rotect [p]ersonal [d]ata [b]y... [c]omplying with all applicable privacy laws and Company policies on privacy and information technology usage" and by "[d]isclosing personal data...only to those who have a valid business need to know, or as required by law."

---

4 Available at http://www.naic.org/documents/consumer_state_reg_brief.pdf

5 Available at http://www.allstateinvestors.com/phoenix.zhtml?c=93125&p=irol-govConduct.

Based on the foregoing, the Corporation believes that the measures it has taken and will continue to take to identify, oversee, analyze and mitigate risks related to the Corporation's use of customer information satisfy the Proposal's essential objective and that the Corporation's public disclosures compare favorably to the guidelines of the Proposal. Therefore, the Proposal is excludable under Rule 14a-8(i)(10).

C. The Proposal May Be Excluded Under Rule 14a-8(i)(3) as Vague and Indefinite.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) as materially false and misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *Fuqua Industries, Inc.* (Mar. 12, 1991) (the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of shareholder proposals under Rule 14a-8(i)(3) as impermissibly vague and indefinite where the proposal failed to define or did not sufficiently explain key terms. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff has concurred that such proposals are impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *JPMorgan*

Chase & Co. (Mar. 5, 2010) (permitting exclusion of a proposal requesting a report on political contributions and payments used for grassroots lobbying communications because the "proposal d[id] not sufficiently explain the meaning of 'grassroots lobbying communications'"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In this case, the Proposal is impermissibly vague and indefinite because the terms "civil rights risks" and "big data" – each a key term of the Proposal – are not sufficiently defined. The central request of the Proposal is that the Board "prepare a public report ... describing how the Board and company management identify, oversee, and analyze civil rights risks related to [the Corporation's] use of big data." The Proposal does not define "big data," and leaves it to the Board to distinguish among "data," "big data" and other "information." Neither the Proposal nor the supporting statement provide any guidance on how to distinguish between these three categories. As described in more detail above, data is essential to the Corporation's insurance business. "Big data" or information other than "big data" must mean something other than "data" in general, or information in general, but the Proposal does not specify or provide any guidance on what "data" is covered by the Proposal.

The Proposal also provides no guidance whatsoever on what is covered by the term "civil rights risks." What "civil rights" means may vary drastically depending on the context. Do U.S. or non-U.S. standards apply? Should the Board use concepts of international law to frame the review? Are factors lawfully used by the Corporation in its business included in "civil rights"? The lack of guidance contained in the body of the Proposal would leave the Board and stockholders speculating as to the type and scope of risks that the Proposal is asking the Corporation to review.

These ambiguities ensure that neither the stockholders voting on the Proposal, nor the Board in implementing the Proposal, would be able to determine with any reasonable certainty what actions are required by the Proposal. As a result, any action ultimately taken by the Corporation on the Proposal, if implemented, could be significantly different from the actions envisioned by stockholders voting on the Proposal. Therefore, the Proposal is impermissibly vague and indefinite and inherently misleading and is excludable under Rule 14a-8(i)(3).

Conclusion

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2015 Annual Meeting. Based on the Corporation's timetable for the 2015 Annual Meeting, a response from the Staff by February 16, 2015 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at (202) 371-7180.

Thank you for your prompt attention to this matter.

Very truly yours,



Brian V. Breheny

Enclosures

cc: Emily Kaiser, Calvert Investment Management, Inc.
Daniel Gordon and Deborah Koenen, The Allstate Corporation

EXHIBIT A

(see attached)



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

October 17, 2014

Ms. Victoria Dinges
Senior Vice President, Corporate Responsibility
The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062

Dear Ms. Dinges,

As you may know, the Allstate Corporation is a holding in the Calvert VP S&P 500 Index Portfolio. Calvert has been a leader in the field of sustainable and responsible investing for more than thirty years, demonstrating that investors may manage risk and enhance long-term portfolio performance by investing in well-governed, sustainable companies. Founded in 1976 and based in Bethesda, Maryland, Calvert Investments manages assets of approximately $13 billion.

As a sustainable and responsible investment firm, we seek to invest in companies with high standards and strong performance in various sustainability areas, including corporate governance, ethics, product safety and impact, community relations, and human rights. Like other sustainable and responsible investors, Calvert finds that robust corporate approaches to these issues enable firms' strong financial and sustainability performance, which in turn generates long-term shareholder value. By contrast, ineffective management of sustainability risks can lead to significant legal, reputational, and operational risks that bear potentially severe impacts on corporate operations and our funds' portfolios.

Insurance companies face particular risks related to civil rights due to their handling of large quantities of sensitive consumer data, especially as big data analytics become central to risk allocation and rate-setting practices. Accordingly, we prefer that companies in this sector demonstrate a commitment to privacy and anti-discrimination, through relevant policies and programs. We would like to learn more about Allstate's approaches to these issues. Please contact me to arrange a meeting in person or via conference call to discuss your policies, practices, and performance. My contact information is available below. We would appreciate a response by October 31, 2014.

We look forward to working with you on this matter.

Sincerely,

Emily Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. 301 961 4757
emily.kaiser@calvert.com

Cc: Bennett Freeman, Senior Vice President, Sustainability Research and Policy, Calvert Investments
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investments
Rebecca Henson, Senior Sustainability Analyst, Calvert Investments
Michael Connor, Executive Director, OpenMIC


Allstate.
You're in good hands.

November 10, 2014

Ms. Emily Kaiser, Esq.
Sustainability Analyst
Calvert Investments
4550 Montgomery Ave.
Bethesda, MD 20814

Dear Ms. Kaiser:

Thank you for your interest in Allstate, and for your investment in the common stock of The Allstate Corporation through the Calvert VP S&P 500 Index Portfolio. We at Allstate share your commitment to sound corporate governance, ethics, community relations, and sustainability. Allstate's deep commitment to corporate responsibility is a natural extension of our focus on bringing good to the lives of our customers, and influences our business practices, our impact on the environment and society at large. In fact, we established sustainability performance goals several years ago to ensure we continue to challenge ourselves and maintain Allstate's standing as one of America's leading corporate citizens.

In response to the questions in your letter, let me assure you that Allstate does not engage in unfairly discriminatory insurance practices. We do not consider race or income in our pricing or underwriting decisions. Furthermore, we have stringent policies, guidelines, controls and governance mechanisms in place to ensure customer data is protected and used solely for the purpose intended when it was collected. As our ethics policy states, "At Allstate, we're committed to operating with absolute integrity."

Allstate considers employees' and consumers' personal information to be confidential. As such, employees and other authorized users who need to work with this information are expected to take necessary precautions to ensure the protection and privacy of this information. Employees and authorized users are expected to live into the following privacy principles:

- Respect and protect the privacy of every individual's personal information.
- Request and retain only the personal information that is needed.
- Communicate clearly how personal information is used, retained, and disclosed.
- Embed strong privacy protection practices in all business processes and systems.

You can find additional information on our data privacy and security policies in our 2013 Corporate Responsibility Report. While we appreciate your offer to discuss this topic in person, we are not able to disclose further details of these policies at this time. However, we sincerely appreciate your interest in this and other issues related to social responsibility.

Sincerely,

Victoria Dinges
Senior Vice President, Corporate Responsibility

Allstate Insurance Company
2775 Sanders Road, Northbrook, IL 60062-6127 847-402-5000



STATE STREET.

November 20, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 19, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of The Allstate Corporation (Cusip 020002101). Also the funds held the amount of shares indicated continuously since 11/16/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/19/2014	Shares Held Since 11/16/2013
D894	CALVERT VP S&P 500 INDEX PORTFOLIO	020002101	The Allstate Corporation	8,006	8,006

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 21, 2014

The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062
Attention: Susan L. Lees, Secretary

Dear Ms. Lees,

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 17, 2014, Calvert had over $13.5 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held the securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner, that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit the proposal for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed proposal requesting that the Allstate Board of Directors prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.

If prior to the annual meeting you agree to the request outlined in the proposal, we believe that this proposal would be unnecessary to include in the forthcoming proxy statement. Please direct any correspondence to Emily Kaiser, Esq., at (301) 961-4757, or contact her via email at emily.kaiser@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretary and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

State Street letter

Cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Rebecca Henson, Senior Sustainability Analyst, Calvert Investment Management, Inc.
Emily Kaiser, Esq., Sustainability Analyst, Calvert Investment Management, Inc.

Report on Big Data Practices

Whereas

In the digital age, data is critical to many businesses. Companies across sectors collect and analyze vast data sets, interpreted through computer algorithms, to develop and market products and services. This process of "big data" collection and analytics stands to contribute importantly to advances in health, technology, and public safety. However, because companies' use of big data involves personal data which often categorizes consumers by ethnicity, health, or socioeconomic status, these practices also may present significant risks.

"(B)ig data analytics have the potential to eclipse longstanding civil rights protections in how personal information is used in housing, credit, employment, health, education, and the marketplace," warned a 2014 U.S. Government report to President Obama. The Federal Trade Commission has expressed similar concerns. According to a group of leading civil rights and social justice organizations, "it is vitally important that these technologies be designed and used in ways that respect the values of equal opportunity and equal justice."

Companies' potential violation of rights is notable from social and political perspectives, but also is a matter of shareholder concern, as a possible driver of litigation, reputational damage, and negative business impacts.

Increasingly, insurance companies use big data to create predictive models that assess customer risk and, in turn, influence rate-setting. While allocating risk and setting higher fees for higher risk customers is central to the insurance business model, this use of big data also enables customer profiling with potentially problematic civil rights implications.

Auto insurance rates may be higher for some safe,drivers when monitored behavioral information is used to determine customer risk and set rates. Under these programs, called usage-based insurance models, safe drivers who frequently drive long distances or late at night may be categorized as higher risk and pay higher rates. Allstate, along with other auto insurance providers, has launched usage-based insurance models that depend on large quantities of data collected by devices plugged into customers' car dashboards. One estimate indicates that the market for premiums related to usage-based insurance could total about $1 billion annually. Allstate has not acknowledged that its usage-based insurance program may present civil rights risks, nor has the company indicated how it manages these risks.

RESOLVED: Shareholders request that the Board prepare a public report, at a reasonable cost and omitting proprietary information, by October 31, 2015, describing how the Board and company management identify, oversee, and analyze civil rights risks related to Allstate's use of big data, how they mitigate these risks, and how they incorporate assessment results into company policies and decision-making.


Allstate.
You're in good hands.

Deborah Koenen
Senior Attorney
Corporate Governance

December 3, 2014

VIA ELECTRONIC MAIL to emily.kaiser@calvert.com

Emily Kaiser, Esq.
Calvert Investments
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Ms. Kaiser:

We received a letter from Calvert Investments dated November 21, 2014, on November 24, 2014, containing a proposal requesting a report on big data practices.

The Securities and Exchange Commission's ("SEC") rules regarding shareholder proposals include certain eligibility requirements that must be met in order for proposals to be included in a company's proxy statement.

One of those requirements, set forth in Rule 14a-8(b), states that a shareholder must provide proof of ownership of at least $2,000 in market value or 1% of Allstate's common stock for at least one year preceding and including the date the proposal is submitted. Your proposal was submitted on November 21, 2014. The letter from State Street only confirms, however, that the Calvert Funds held the requisite amount of securities through November 19, 2014. Therefore, there is a 2 day lag between the proof of ownership in the State Street confirmation and the date the proposal was submitted. Accordingly, please provide a letter from State Street that verifies as of November 21, 2014, the Calvert Funds held the requisite amount of Allstate common stock for at least one year. Under SEC Rule 14a-8(f), this proof of ownership must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

SEC Staff Legal Bulletin ("SLB 14F") clarified this position. More specifically, SLB 14F states:

> . . . Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year *by the date you submit the proposal*" (emphasis added). . . .We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted.

Allstate Insurance Company
2775 Sanders Road, Suite A2W, Northbrook, IL 60062 847-402-5262 Deborah.Koenen@allstate.com

For your convenience, copies of SEC SLB 14F and Rule 14a-8 is attached hereto. Please direct responses to my attention. If you should have any questions, please feel free to contact me.

Regards,



Deborah Koenen

Cc: Mr. Dan Gordon (via email)

Attachments

Pages 23 through 36 redacted for the following reasons:
- -

Copyrighted Material Omitted



STATE STREET.

December 5, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of December 4, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of The Allstate Corporation (Cusip 020002101). Also the funds held the amount of shares indicated continuously since 11/8/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 12/4/2014	Shares Held Since 11/8/2013
D894	Calvert VP S&P 500 Index Portfolio	020002101	The Allstate Corporation	8,006	8,006

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Bank and Trust Company

Limited Access

Koenen, Deborah

From: Kaiser, Emily <Emily.Kaiser@Calvert.com>
Sent: Friday, December 05, 2014 11:04 AM
To: Koenen, Deborah
Subject: RE: Shareholder Proposal

Hi Deborah,

That's no problem at all. I appreciate your conscientiousness and look forward to being in touch.

Hope that you have a great weekend, too.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

-----Original Message-----
From: Koenen, Deborah [mailto:Deborah.Koenen@allstate.com]
Sent: Friday, December 05, 2014 11:56 AM
To: Kaiser, Emily
Subject: RE: Shareholder Proposal

Thank you for your email and voicemail. I am sorry to be a pest - just wanted to make sure that I had the right contact.

Have a nice weekend.
Deborah

-----Original Message-----
From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Friday, December 05, 2014 10:31 AM
To: Koenen, Deborah
Cc: Gordon, Daniel (Law)
Subject: RE: Shareholder Proposal

Dear Deborah,

Thank you for your letter. We are preparing updated evidence of ownership, which we will send to you soon.

Best,

Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

-----Original Message-----
From: Koenen, Deborah [mailto:Deborah.Koenen@allstate.com]
Sent: Wednesday, December 03, 2014 6:07 PM
To: Kaiser, Emily
Cc: Gordon, Daniel (Law)
Subject: Shareholder Proposal

Attached please find a letter from Allstate in connection with the shareholder proposal from Calvert Investments related to a report on big data practices. Please do not hesitate to contact me with any questions. My phone number is 847-402-5262.

Sincerely,
Deborah Koenen



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

December 9, 2014

VIA FACSIMILE AND OVERNIGHT MAIL

The Allstate Corporation
2775 Sanders Road
Northbrook, Illinois 60062
Attention: Susan L. Lees, Secretary

Dear Ms. Lees:

In response to your request received by Calvert on December 3, 2014, please see the enclosed letter from State Street Bank and Trust Company (a DTC participant), which shows that the Calvert VP S&P 500 Index Portfolio (referred to as the Fund) is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Fund held the securities continuously for at least one year at the time the shareholder proposal was submitted, and the Fund intends to continue to own the requisite number of shares in the Company through the date of the 2015 annual meeting of shareholders.

Please contact Emily Kaiser, Esq., at (301) 961-4757 or contact her via email at emily.kaiser@calvert.com if you have any further questions regarding this matter.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President and Assistant Secretary, Calvert Variable Products, Inc.
Assistant Vice President, Assistant Secretay and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

State Street letter

Smith, Katherine (Law)

From: Smith, Katherine (Law)
Sent: Wednesday, December 17, 2014 3:51 PM
To: 'Kaiser, Emily'
Subject: RE: Allstate request for additional information - scheduling our next call?

Thanks for your note Emily. We'll wait to hear from you.

Happy holidays in the meantime.

Katherine

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Wednesday, December 17, 2014 9:02 AM
To: Smith, Katherine (Law)
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah; Fogarty, Alison (Law); Hnilica, Kathy (Law); Pokryfke, Jill; Gilman, Christina
Subject: RE: Allstate request for additional information - scheduling our next call?

Hi Katherine,

Thanks very much for your message. I'm working with colleagues to identify possible meeting dates and times. I'll get back to you with details soon.

We look forward to a productive conversation.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

From: Smith, Katherine (Law) [mailto:KSMITH1@allstate.com]
Sent: Monday, December 15, 2014 5:04 PM
To: Kaiser, Emily
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah; Fogarty, Alison (Law); Hnilica, Kathy (Law); Pokryfke, Jill; Gilman, Christina
Subject: Allstate request for additional information - scheduling our next call?

Hi Emily,
As you'll recall from our initial conversation a few weeks ago, we are interested in continuing to discuss how we might be able to respond to Calvert's request for information about Allstate's collection and use of certain data.

We have now identified the relevant subject matter experts and senior executives that will be part of our next discussion, so I wanted to check your availability for a call sometime during the week of January 5th or January 12th. If you could please provide me with your two best dates/times, I'll do my best to corral my Allstate colleagues to fit within your requested dates.

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

Smith, Katherine (Law)

From: Kaiser, Emily <Emily.Kaiser@Calvert.com>
Sent: Tuesday, January 06, 2015 4:02 PM
To: Smith, Katherine (Law); 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

Hi Katherine,

That sounds great. Thanks very much. We look forward to speaking with you and your colleagues later this week.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

From: Smith, Katherine (Law) [mailto:KSMITH1@allstate.com]
Sent: Tuesday, January 06, 2015 4:59 PM
To: Kaiser, Emily; 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

That's great news Emily. Allstate will host the call. I will have someone send you and Michael a calendar notice with call in information.

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Tuesday, January 06, 2015 2:45 PM
To: Smith, Katherine (Law); 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

Smith, Katherine (Law)

From: Smith, Katherine (Law)
Sent: Tuesday, January 06, 2015 3:59 PM
To: 'Kaiser, Emily'; 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

That's great news Emily. Allstate will host the call. I will have someone send you and Michael a calendar notice with call in information.

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Tuesday, January 06, 2015 2:45 PM
To: Smith, Katherine (Law); 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

Hi Katherine,

Happy New Year to you. Hope that you and your team are doing well after the holidays.

Thanks for following up on scheduling our conversation. A call at 11:00 CST/12:00 EST will work for Michael and me, too. Would you like to host the conference call, or should Calvert?

Thanks again.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

From: Smith, Katherine (Law) [mailto:KSMITH1@allstate.com]
Sent: Monday, January 05, 2015 3:35 PM
To: Kaiser, Emily; 'Michael Connor'
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah
Subject: RE: Allstate request for additional information - scheduling our next call?

Hello Emily and Michael,

Hope your holidays were enjoyable.

I am just back in the office today and wanted to circle back to you to let you know that this Friday, January 9th at 11 am CT works for my side. Is this date/time still available on your and Michael's calendars?

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

From: Kaiser, Emily [mailto:Emily.Kaiser@Calvert.com]
Sent: Monday, December 29, 2014 9:39 AM
To: Smith, Katherine (Law)
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah; Fogarty, Alison (Law); Hnilica, Kathy (Law); Pokryfke, Jill; Gilman, Christina; 'Michael Connor'
Subject: RE: Allstate request for additional information - scheduling our next call?

Hi Katherine,

Thanks again for your and your team's availability for a conversation. It looks like the following timeframes could work for a call:

Wednesday, January 7: morning; afternoon
Friday, January 9: morning
Wednesday, January 14: morning; afternoon
Thursday, January 15: morning
Friday, January 16: morning; afternoon

Joining me on the line will be Michael Connor, executive director of the Open Media and Information Companies Initiative, who is copied here.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst

Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

From: Smith, Katherine (Law) [mailto:KSMITH1@allstate.com]
Sent: Monday, December 15, 2014 5:04 PM
To: Kaiser, Emily
Cc: Gordon, Daniel (Law); Choi, Sarah (Law); Koenen, Deborah; Fogarty, Alison (Law); Hnilica, Kathy (Law); Pokryfke, Jill; Gilman, Christina
Subject: Allstate request for additional information - scheduling our next call?

Hi Emily,
As you'll recall from our initial conversation a few weeks ago, we are interested in continuing to discuss how we might be able to respond to Calvert's request for information about Allstate's collection and use of certain data.

We have now identified the relevant subject matter experts and senior executives that will be part of our next discussion, so I wanted to check your availability for a call sometime during the week of January 5th or January 12th. If you could please provide me with your two best dates/times, I'll do my best to corral my Allstate colleagues to fit within your requested dates.

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

Smith, Katherine (Law)

From: Kaiser, Emily <Emily.Kaiser@Calvert.com>
Sent: Thursday, January 15, 2015 5:22 PM
To: Smith, Katherine (Law); 'Michael Connor'
Cc: Choi, Sarah (Law); Koenen, Deborah; Gordon, Daniel (Law)
Subject: RE: Status inquiry
Attachments: Allstate Withdrawal Conditions 011515.docx

Hi Katherine,

Thanks for facilitating last week's productive call.

Attached are proposal withdrawal conditions for you and your team to review as you consider next steps. We are open to withdrawing our proposal if we can arrive at mutually agreeable terms. Please feel free to suggest edits that may help us find a workable common ground from which to move forward.

I look forward to hearing from you.

Best,
Emily

Emily Zivanov Kaiser, Esq.
Sustainability Analyst
Calvert Investments
Tel. +1 301 961 4757
emily.kaiser@calvert.com
Twitter: @emilysri
4550 Montgomery Avenue
Bethesda, Maryland 20814
www.calvert.com

From: Smith, Katherine (Law) [mailto:KSMITH1@allstate.com]
Sent: Thursday, January 15, 2015 10:31 AM
To: Kaiser, Emily; 'Michael Connor'
Cc: Choi, Sarah (Law); Koenen, Deborah; Gordon, Daniel (Law)
Subject: Status inquiry

Emily and Michael,

Just wondering if there is any status update for us?

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

From: Smith, Katherine (Law)
Sent: Friday, January 09, 2015 4:36 PM
To: 'Kaiser, Emily'; 'Michael Connor'
Cc: Choi, Sarah (Law); Koenen, Deborah; Gordon, Daniel (Law)
Subject: Thank you

Emily and Michael,

Thank you again for your time today. We hope you found the discussion as enlightening and helpful as we did.

Again, please let us know if you have any additional questions that you'd like us to cover. We look forward to hearing from you.

Have a good weekend.

Katherine Smith
Corporate Counsel
The Allstate Corporation
2775 Sanders Road
Suite A2W
Northbrook, IL 60062
Tel (847)402-2343
Fax (847)402-0158
Email ksmith1@allstate.com

Allstate Proposal Withdrawal Conditions
Prepared by Calvert Investments
Jan. 15, 2015

1. Commitment to work with Calvert Investments, Open MIC, and other stakeholders to develop and publish a set of principles guiding the company's collection and use of big data by December 31, 2015. The principles should not duplicate relevant U.S. laws and regulations with which the company complies, but rather should reflect and enhance the company's proactive efforts to protect against civil rights abuses and other discrimination in the context of the company's big data collection and use.

2. Commitment to meet twice in 2015 with Calvert Investments and Open MIC to discuss the company's evolving approaches to addressing data and civil rights issues. Meetings will occur by December 31, 2015, per a schedule to be determined by Calvert Investments, Open MIC, and Allstate.

3. Commitment to participate in confidential multi-stakeholder meeting to address corporate challenges and solutions related to big data and civil rights. Other meeting participants will include Calvert Investments, Open MIC, companies, and privacy and civil rights practitioners. Meeting will occur by December 31, 2015.

4. Calvert Investments will communicate the outcomes of this engagement to Calvert shareholders and the general public. Calvert would provide the proposed communications to the company in advance of posting to the Calvert website.

EXHIBIT B-1

(see attached)

The Allstate Corporation
Risk and Return Committee Charter

I. Purpose

The Risk and Return Committee assists The Allstate Corporation Board of Directors in fulfilling its oversight of management's responsibility for the Corporation's risk and return management structure and governance in the following areas: (i) identification and evaluation of risks inherent in the Corporation's business, strategy, capital structure, and operating plans, (ii) identification and evaluation of opportunities to create and deploy risk capacity to improve returns, (iii) processes, guidelines, and policies for monitoring risks and returns, and (iv) organization and performance of the Corporation's enterprise risk and return management ("ERRM") function.

In addition, the Committee assists the Audit Committee in fulfilling its responsibility to the Board in the oversight of risk assessment and risk management processes.

In carrying out its responsibilities, the Committee has the responsibilities and powers provided in this Charter.

II. Membership

The size of the Committee is set from time to time by the Board, but will always consist of at least two directors. The Chair and other members of the Committee are appointed by the Board based on the recommendation of the Nominating and Governance Committee. The Chairs of the Committee and the Audit Committee will be members of both committees. The Chair and other members of the Committee may be removed by the Board. Each member will have an understanding of risk management commensurate with the Corporation's business, size, complexity, and capital structure.

III. Meetings

The Committee meets at least four times a year. The Committee Chair may call additional meetings as necessary. The Committee Chair reviews and approves meeting agendas, reports regularly to the Board on the Committee's actions, recommendations, and any topics that it believes should be reviewed or discussed with the Board. Periodically, the Committee will meet separately with Allstate's chief risk officer and may meet separately with other members of management, including business unit risk officers. Typically, Allstate's senior internal audit executive will attend Committee meetings.

IV. Duties and Responsibilities

The Committee acts as a resource to the Board on the following matters:

A. <u>Enterprise Risk and Return Principles</u>

- The review from time to time of the Corporation's formal statement of principles

on risk-taking and risk-return decision-making, known as the "enterprise risk and return principles."

B. Risk and Return Practices and Results

- The identification and evaluation of the Corporation's risk and return trade-offs and overall balance.
- The evaluation of the Corporation's capital level and structure.
- The review of the Corporation's operating plan from a risk and return perspective, including its current and emerging potential exposure to risks of various types and expected returns.
- The quarterly review of Allstate's chief risk officer's report on risk exposures, including insurance, investment, financial, strategic, and operational risks, against risk measurement methodologies, if available, and the steps management has taken to identify, monitor, and plan for such exposures.
- The review and discussion of extremely low frequency high severity scenarios ("ELFS") on an annual basis.
- The review of regulatory disclosures regarding risk, including those contained in the Corporation's annual report on Form 10-K.
- The consideration of the Corporation's processes and policies for determining risk and return appetite.

C. Strategy

- The annual evaluation of the Corporation's strategy from a risk and return perspective, including consideration of risk and return principles, risk and return appetite, risk mitigation, and underlying assumptions, as well as strategic alternatives.

D. Enterprise Risk and Return Governance Structure

- The evaluation of the effectiveness of the Corporation's governance structure, guidelines, policies, and processes for risk and return management.
- The evaluation of the ERRM function, including its performance, organization, practices, budgeting, and staffing.

V. Coordination with Audit Committee

To assist the Audit Committee in fulfilling its responsibility for oversight of risk assessment and risk management processes, the Risk and Return Committee oversees management's provision of information to the Audit Committee regarding Allstate's risk control environment on a quarterly basis, including Allstate's chief risk officer's quarterly report on risk exposures.

VI. Additional Powers and Responsibilities

The Committee also has the following powers and responsibilities:

A. Self Evaluation and Charter Review

The Committee at least annually 1) evaluates its own performance and reports to the Board on such evaluation and 2) reviews and assesses the adequacy of this Charter and recommends any proposed changes to the Board.

B. Retention of Outside Experts and Funding

The Committee has authority to retain and terminate any relationship with outside advisors, as necessary and appropriate, to assist in its duties to the Corporation. The Corporation will provide for appropriate funding, as determined by the Committee, for the payment of compensation to any outside advisor retained by the Committee.

<u>EXHIBIT B-2</u>

(see attached)

The Allstate Corporation
Audit Committee Charter

I. Purpose and Powers: Assist the Board in its oversight role with full access to resources necessary to execute its duties.

A. The Committee assists the Board of Directors in fulfilling its oversight responsibilities for the following:
   1. The integrity of financial statements and other financial information.
   2. The Corporation's system of internal control over accounting and financial reporting and disclosures, enterprise risk, and ethics, and compliance with legal and regulatory requirements.
   3. The evaluation of the independent registered public accountant's qualifications, performance, and independence.
   4. The evaluation of the Corporation's internal audit function, including an assessment of the chief audit executive's qualifications, performance, and independence.

B. Unless the Committee elects to act as the audit committee of an insurance company subsidiary of the Corporation, it will not be responsible for oversight of statutory financial reporting and financial statements filed with state insurance regulators by such subsidiary. However, the Committee reviews and discusses criteria for the selection of the members of the audit committees of the Corporation's insurance company subsidiaries.

C. The Committee has authority to engage advisors and has sole authority and responsibility to appoint, compensate, retain, and oversee the work of the Corporation's independent registered public accountant engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

   1. The Committee pre-approves all auditing and permitted non-auditing services to be provided by the independent registered public accountant and the terms of and fees for such services, subject to *de minimis* exceptions allowed by law. It also reviews the independent registered public accountant's audit plan, scope, and strategy.
   2. The Committee may delegate to one or more of its members the authority to grant pre-approvals of all auditing and all permitted non-auditing services, provided that any pre-approvals are communicated to the full Committee at its next meeting.
   3. The Committee has the power to conduct or authorize special projects or investigations related to any matters brought to its attention, with full access to all books, records, facilities, and personnel of the Corporation as the Committee considers necessary to discharge its responsibilities. The Committee has authority to engage independent counsel and other advisers determined necessary to carry out its duties, including the Corporation's

internal legal counsel and internal auditors.

D. The Corporation provides for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent registered public accountant for the purpose of issuing an audit report or performing other audit, review, or attest services for the Corporation, for payment of compensation to any advisors employed by the Committee, and for payment of the Committee's ordinary administrative expenses in carrying out its duties.

E. The Committee prepares (or causes to be prepared) a report to be included in the Corporation's annual proxy statement detailing its review, discussion, and recommendation regarding the Corporation's audited financial statements and their inclusion in the annual report on Form 10-K.

II. Membership: Members must meet independence standards and be financially literate.

A. The Committee must have a minimum of three members and all members must satisfy the independence standards set forth in the Corporation's Director Independence Standards.

B. The Committee Chair and other members of the Committee are appointed by the Board based on the recommendation of the Nominating and Governance Committee in accordance with the independence and experience requirements of the New York Stock Exchange, the SEC, and the Director Independence Standards adopted by the Board.

C. The Committee Chair and other members of the Committee may be removed by the Board.

D. Each member of the Committee will be, in the Board's judgment, "financially literate" or will become financially literate within a reasonable period of time after his or her appointment.

E. At least one member will be an "audit committee financial expert" as determined by the Board in accordance with SEC rules.

F. The Chairs of the Committee and the Risk and Return Committee will be members of both committees. The Corporation's chief risk officer will generally attend all Committee meetings.

G. No director may serve as a member of the Committee if such director serves on the audit committees of more than two other public companies unless the Board determines, based on the recommendation of the Nominating and Governance Committee, that such simultaneous service would not impair the ability of such director to effectively serve on the Committee and such determination is disclosed

in the Corporation's annual proxy statement.

III. Committee Structure and Operations: The Committee controls its agenda and reports to the Board.

A. The Committee meets at least four times a year. The Committee Chair may call additional meetings as necessary. The Committee Chair develops meeting agendas and reports regularly to the Board on the Committee's actions, recommendations, and any topics that it believes should be reviewed or discussed with the Board.

B. At least quarterly, the Committee meets separately with management, with the chief audit executive, and with the independent registered public accountant and may meet with the Corporation's chief audit executive or independent registered public accountant without management present whenever the Committee deems it appropriate.

C. The Committee Chair reviews with the Board any issues that arise with respect to the quality or integrity of the Corporation's financial statements, its compliance with legal or regulatory requirements, the performance and independence of the independent registered public accountant, or the performance of the internal audit function.

D. The Committee regularly and no less than annually i) evaluates its own performance and reports to the Board on such evaluation and ii) reviews and assesses the adequacy of its Committee Charter and recommends any proposed changes to the Board.

IV. Duties and Responsibilities.

A. Review financial statements and other financial information.

1. The Committee reviews and discusses with management, its chief audit executive, and the independent registered public accountant the Corporation's annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and results of operations and risk factors.
2. The Committee reviews major changes or issues affecting the Corporation's auditing and accounting principles, policies, and practices, and financial statement presentations including critical accounting estimates (with comparisons to the critical accounting estimates of other companies in the industry) and analyses of the effects of alternative generally accepted accounting principle (GAAP) methods on the financial statements. They also review analyses prepared by management or the independent registered public accountant setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.

3. The Committee reviews the effect of regulatory and accounting initiatives on the Corporation's financial statements.
4. The Committee reviews with the Corporation's chief legal officer the status of legal matters that may have a material impact on the Corporation's financial statements.
5. The Committee recommends to the Board whether the audited financial statements should be included in the Corporation's annual report on Form 10-K.
6. The Committee discusses the Corporation's process for preparing earnings releases, as well as its processes for providing financial information and earnings or earnings-related guidance to analysts and rating agencies, generally (including the types of information to be disclosed and types of presentations to be made).
7. The Committee reviews and discusses with the independent registered public accountant its reports on the Corporation's financial statements, including:
    a) Judgments about the acceptability and quality of the accounting principles used in the Corporation's financial reporting.
    b) The scope of audits conducted.
    c) Any significant difficulties encountered in the audit work, including any restrictions on the scope of its activities or access to requested information, any significant disagreements with management, and management's response.
    d) Accounting adjustments noted by the audit team; any significant communications between the audit team and its national office respecting auditing or accounting issues presented by the engagement; any "management" or "internal control" letter issued or proposed by the independent registered public accountant to the Corporation; and any other issues that the Committee may deem appropriate.
    e) Significant risks identified through the firm's risk assessment procedures.

B. **Review the Corporation's system of internal control and disclosure controls, enterprise risk, ethics and compliance, and procedures for receipt, retention, and treatment of complaints and concerns pursuant to the requirements of the Sarbanes-Oxley Act.**

1. The Committee reviews the adequacy of internal control over financial reporting and disclosure controls and procedures that could significantly affect the Corporation's financial statements or MD&A and any special audit steps adopted in light of material control deficiencies.
2. The Committee reviews and discusses with management and the independent registered public accountant significant deficiencies or material weaknesses in internal control over statutory financial reporting of the Corporation's insurance company subsidiaries and such other matters as the

Committee may deem appropriate in connection with statutory financial reporting.

3. The Committee reviews disclosures made to the Committee by the Corporation's chief executive officer and chief financial officer during their certification process for the annual and quarterly financial reports about any significant deficiencies in the design or operation of internal controls over financial reporting or material weaknesses in such controls and any fraud involving management or other employees who have a significant role in the Corporation's internal controls.
4. The Committee reviews risks discussed by the Risk and Return Committee for consideration in its review of the Corporation's control environment.
5. The Committee discusses guidelines and policies that govern the process by which risk assessment and risk management is handled, including the Corporation's major financial risk exposures and the steps management has taken to monitor and control them.
6. The Committee reviews and approves the Corporation's Code of Ethics applicable to the Board of Directors and Allstate employees, including the chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The Committee has sole authority to grant waivers under the Code for the Corporation's directors, executive officers, and senior financial officers and to periodically assess the adequacy of the Code of Ethics. In addition, the Committee oversees the Corporation's ethics and compliance program.
    a) The Committee requests that the chief ethics and compliance officer communicate directly and promptly with the Committee on any breach of the Code of Ethics, or any potential or actual criminal conduct, by any executive officer.
    b) At least annually, the Committee reviews and discusses with the chief ethics and compliance officer a report describing the Corporation's ethics and compliance program and its effectiveness. This includes any ethics and compliance matters that may have a material impact on the Corporation's reputation, operations, financial condition, results of operations, or cash flows.
    c) The Committee reviews any significant recommendations from the Corporation's independent registered public accountant and internal audit department concerning ethics and compliance and compliance with the Corporation's policies relating to ethics, conflicts of interest, perquisites, and use of corporate assets.

7. The Committee establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, and auditing matters and also for the confidential and anonymous submission by employees of related concerns, as required by the rules and regulations of the SEC.

C. **Evaluate the qualifications, performance, and independence of the independent registered public accountant.**

1. At least annually, the Committee evaluates the qualifications, performance, and independence of the Corporation's independent registered public accountant, including an evaluation of the lead audit partner.
2. As part of its evaluation, the Committee reviews a report by the independent registered public accountant that describes the firm's internal quality-control procedures and any material issues raised by the firm's most recent internal quality-control review, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more independent audits conducted by the firm and any steps taken to deal with any such issues.
3. At least annually, the Committee assesses the independent registered public accountant's written communications on independence and all relationships between it and the Corporation to determine the impact that any such relationships may have on the firm's independence and any actions deemed appropriate or necessary.
4. The Committee considers whether the role of the Corporation's independent registered public accountant should be rotated among different registered public accounting firms. In addition, the Committee ensures the rotation of audit partners and reviews the selection of the lead partner.
5. The Committee may not retain as the Corporation's independent registered public accountant any firm in which the chief executive officer, chief financial officer, controller, or any person serving in an equivalent position for the Corporation was employed and participated in any capacity in an audit of the Corporation during the one-year period prior to the date of initiation of the audit for which the retention is being made. The Committee maintains a hiring policy for employees or former employees of the independent registered public accountant who participated in any capacity in an audit of the Corporation.

D. **Evaluate the qualifications, performance, and independence of the internal audit function.**

1. The Committee is responsible for the functional oversight of the Corporation's internal audit function.
2. The Committee reviews and approves the internal audit department charter, audit plan, policies and procedures, resources, and overall risk assessment methodologies.
3. The Committee discusses with the independent registered public accountant and management the internal audit department responsibilities, audit plan, budget, and staffing.
4. At least annually, the Committee evaluates the appointment, performance, and independence of the chief audit executive and any conflicts of interest that exist in the internal audit department.

5. The Committee reviews significant findings from the internal audit department, including its assessments of the Corporation's system of internal control with respect to risk management processes.
6. The Committee reviews the results of annually conducted internal quality assurance reviews and the results of external quality assurance reviews conducted every five years.

***

Clarifications and Commentary

In carrying out its oversight responsibilities, the Committee is not providing expert or special assurance as to the Corporation's financial statements and legal and regulatory compliance or any professional certification as to the work of the independent registered public accountant. It is not the duty or responsibility of the Committee or its members to conduct auditing or accounting reviews or procedures or to set independence standards for the independent registered public accountant. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from which the Committee receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which the Committee Chair shall promptly report to the Board), and (iii) representations made by management, the internal audit department or the independent registered public accountant as to any non-audit services.

While the Audit Committee has the responsibilities and powers set forth in this Charter, the Committee is not required to plan or conduct audits or to determine that the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. These are the responsibilities of the independent registered public accountant, the internal audit department and management.

EXHIBIT C

(see attached)

Use these links to rapidly review the document
TABLE OF CONTENTS
Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Part IV

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 1-11840

THE ALLSTATE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**36-3871531**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

2775 Sanders Road, Northbrook, Illinois 60062
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (847) 402-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange Chicago Stock Exchange
5.10% Fixed-to-Floating Rate Subordinated Debentures due 2053	New York Stock Exchange
Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series A	New York Stock Exchange
Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series C	New York Stock Exchange
Depositary Shares each representing a 1/1,000th interest in a share of Fixed Rate Noncumulative Perpetual Preferred Stock, Series D	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _X_ No_____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes_____ No_X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes _X_ No_____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the

TABLE OF CONTENTS

reallocation of reserves related to employee postretirement benefits to more accident years, and a reclassification of injury and 2008 non-injury reserves to older years.

In 2008, unfavorable prior year reserve reestimates were primarily due to Allstate Protection catastrophe losses that were more than anticipated in previous estimates.

In 2007, favorable prior year reserve reestimates were primarily due to Allstate Protection auto severity development that was less than what was anticipated in previous estimates. Decreased reserve reestimates for Allstate Protection more than offset increased reestimates of losses primarily related to environmental liabilities reported by the Discontinued Lines and Coverages segment.

In 2006, 2005 and 2004, favorable prior year reserve reestimates were primarily due to Allstate Protection auto injury severity and late reported loss development that was less than what was anticipated in previous reserve estimates and in 2006, also by catastrophe losses that were less than anticipated in previous estimates. Decreased reserve reestimates for Allstate Protection more than offset increased reestimates of losses primarily related to asbestos liabilities reported by the Discontinued Lines and Coverages segment.

For additional information regarding reserves, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Property-Liability Claims and Claims Expense Reserves."

REGULATION

Allstate is subject to extensive regulation, primarily at the state level. The method, extent, and substance of such regulation varies by state but generally has its source in statutes that establish standards and requirements for conducting the business of insurance and that delegate regulatory authority to a state agency. These rules have a substantial effect on our business and relate to a wide variety of matters, including insurer solvency, reserve adequacy, insurance company licensing and examination, agent and adjuster licensing, policy forms, rate setting, the nature and amount of investments, claims practices, participation in shared markets and guaranty funds, transactions with affiliates, the payment of dividends, underwriting standards, statutory accounting methods, trade practices, and corporate governance. Some of these matters are discussed in more detail below. For a discussion of statutory financial information, see Note 17 of the consolidated financial statements. For a discussion of regulatory contingencies, see Note 15 of the consolidated financial statements. Notes 15 and 17 are incorporated in this Part I, Item 1 by reference.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny. As part of an effort to strengthen the regulation of the financial services market, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") was enacted in 2010. Many regulations required pursuant to this law must still be finalized, and we cannot predict what the final regulations will require but do not expect a material impact on Allstate's operations. Dodd-Frank also created the Federal Insurance Office ("FIO") within the Treasury Department. The FIO monitors the insurance industry, provides advice to the Financial Stability Oversight Council ("FSOC"), represents the U.S. on international insurance matters, and studies the current regulatory system. FIO submitted a report to Congress in December 2013 addressing how to improve and modernize the system of insurance regulation. In addition, state legislators and insurance regulators continue to examine the appropriate nature and scope of state insurance regulation. We cannot predict whether any specific state or federal measures will be adopted to change the nature or scope of the regulation of insurance or what effect any such measures would have on Allstate. We are working for changes in the regulatory environment, including recognizing the need for better catastrophe preparedness, promoting the creation of government-sponsored, privately-funded solutions for mega-catastrophes that will make insurance more available and affordable, improving appropriate risk-based pricing, and promoting ways to make regulation more uniform and consistent across the country.

Agent and Broker Compensation. In recent years, several states considered new legislation or regulations regarding the compensation of agents and brokers by insurance companies. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with customers. Agents and brokers in New York are required to disclose certain information concerning compensation.

Limitations on Dividends By Insurance Subsidiaries. As a holding company with no significant business operations of its own, The Allstate Corporation relies on dividends from Allstate Insurance Company as one of the principal sources of cash to pay dividends and to meet its obligations, including the payment of principal and interest on debt. Allstate Insurance Company is regulated as an insurance company in Illinois and its ability to pay dividends is restricted by Illinois law. For additional information regarding those restrictions, see Part II, Item 5 of this report. The laws of the other jurisdictions that generally govern our other insurance subsidiaries contain similar limitations on the payment of dividends and in some jurisdictions the laws may be more restrictive.

Insurance Holding Company Regulation. The Allstate Corporation and Allstate Insurance Company are insurance holding companies subject to regulation in the jurisdictions in which their insurance subsidiaries do business. In the U.S., these subsidiaries are organized under the insurance codes of California, Florida, Illinois, Massachusetts, Nebraska, New York, Texas, and Wisconsin, and some of these subsidiaries are considered commercially domiciled in California and Florida. Generally, the insurance codes in these states provide that the acquisition or change of "control" of a domestic or commercially domiciled insurer or of any person that controls such an insurer cannot be consummated without the prior approval of the relevant insurance regulator. In general, a presumption of "control" arises from the ownership, control, possession with the power to vote, or possession of proxies with respect to, ten percent or more of the voting securities of an insurer or of a person that controls an insurer. In addition, certain state insurance laws require pre-acquisition notification to state agencies of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurer if certain conditions exist, such as undue market concentration. Thus, any transaction involving the acquisition of ten percent or more of The Allstate Corporation's common stock would generally require prior approval by the state insurance departments in California, Illinois, Massachusetts, Nebraska, New York, Texas, and Wisconsin. The prior approval of the Florida insurance department would be necessary for the acquisition of five percent or more. Moreover, notification would be required in those other states that have adopted pre-acquisition notification provisions and where the insurance subsidiaries are admitted to transact business. Such approval requirements may deter, delay, or prevent certain transactions affecting the ownership of The Allstate Corporation's common stock.

Rate Regulation. Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state's regulatory authority. In many cases, such rating plans, policy forms, or both must be approved prior to use.

The speed with which an insurer can change rates in response to competition or in response to increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file laws. In states having prior approval laws, the regulator must approve a rate before the insurer may use it. In states having file-and-use laws, the insurer does not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. A use-and-file law requires an insurer to file rates within a certain period of time after the insurer begins using them. Eighteen states, including California and New York, have prior approval laws. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

An insurer's ability to adjust its rates in response to competition or to changing costs is often dependent on an insurer's ability to demonstrate to the regulator that its rates or proposed rating plan meets the requirements of the rating laws. In those states that significantly restrict an insurer's discretion in selecting the business that it wants to underwrite, an insurer can manage its risk of loss by charging a rate that reflects the cost and expense of providing the insurance. In those states that significantly restrict an insurer's ability to charge a rate that reflects the cost and expense of providing the insurance, the insurer can manage its risk of loss by being more selective in the type of business it underwrites. When a state significantly restricts both underwriting and pricing, it becomes more difficult for an insurer to maintain its profitability.

From time to time, the private passenger auto insurance industry comes under pressure from state regulators, legislators, and special interest groups to reduce, freeze, or set rates at levels that do not correspond with our analysis of underlying costs and expenses. Homeowners insurance can come under similar pressure, particularly in states subject to significant increases in loss costs from high levels of catastrophe losses. We expect this kind of pressure to persist. In addition, Allstate and other insurers are using increasingly sophisticated pricing models that are being reviewed by regulators and special interest groups. The result could be legislation or regulation that adversely affects the profitability or growth of the Allstate Protection segment. We cannot predict the impact on our business of possible future legislative and regulatory measures regarding rating.

Involuntary Markets. As a condition of maintaining our licenses to write personal property and casualty insurance in various states, we are required to participate in assigned risk plans, reinsurance facilities, and joint underwriting associations that provide various types of insurance coverage to individuals or entities that otherwise are unable to purchase such coverage from private insurers. Underwriting results related to these arrangements, which tend to be adverse, have been immaterial to our results of operations.

Michigan Catastrophic Claim Association. The Michigan Catastrophic Claim Association ("MCCA") is a mandatory insurance coverage and reinsurance indemnification mechanism for personal injury protection losses that provides indemnification for losses over a retention level that increases every other MCCA fiscal year. The retention level is

$530 thousand per claim and $500 thousand per claim for the fiscal years ending June 30, 2014 and June 30, 2013, respectively. It operates similar to a reinsurance program and is funded by participating companies through a per vehicle annual assessment. This assessment is included in our premiums that we charge our customers and when collected, we remit the assessment to the MCCA. The MCCA may not be funded on an actuarial basis and can accumulate unfunded claims liabilities. As required for a member company, we report covered paid and unpaid claims to the MCCA, when estimates of loss for a reported claim are expected to exceed the retention level. The MCCA reimburses members as claims are paid and billed by members to the MCCA. Because of the nature of the coverage, losses may be paid over the lifetime of an insured, and accordingly, significant levels of incurred claims reserves are recorded by member companies as well as offsetting reinsurance recoverables. The MCCA currently has unfunded claims liabilities with an obligation to indemnify its members. The MCCA's future operation and form are dependent upon the continuation of enabling state legislation. We do not anticipate any material adverse financial impact from this entity on Allstate.

Guaranty Funds. Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, in order to cover certain obligations of insolvent insurance companies.

National Flood Insurance Program. We voluntarily participate as a Write Your Own carrier in the National Flood Insurance Program ("NFIP"). The NFIP is administered and regulated by the Federal Emergency Management Agency. We operate in a fiduciary capacity as a fiscal agent of the federal government in the issuing and administering of the Standard Flood Insurance Policy. This involves the collection of premiums belonging to the federal government and the paying of covered claims by directly drawing on funds of the United States Treasury. We receive expense allowances from the NFIP for underwriting administration, claims management, commissions and adjuster fees. The federal government is obligated to pay all claims that fall under the arrangement.

Investment Regulation. Our insurance subsidiaries are subject to regulations that require investment portfolio diversification and that limit the amount of investment in certain categories. Failure to comply with these rules leads to the treatment of non-conforming investments as non-admitted assets for purposes of measuring statutory surplus. Further, in some instances, these rules require divestiture of non-conforming investments.

Exiting Geographic Markets; Canceling and Non-Renewing Policies. Most states regulate an insurer's ability to exit a market. For example, states may limit, to varying degrees, an insurer's ability to cancel and non-renew policies. Some states restrict or prohibit an insurer from withdrawing one or more types of insurance business from the state, except pursuant to a plan that is approved by the state insurance department. Regulations that limit cancellation and non-renewal and that subject withdrawal plans to prior approval requirements may restrict an insurer's ability to exit unprofitable markets.

Variable Life Insurance and Registered Fixed Annuities. The sale and administration of variable life insurance and registered fixed annuities with market value adjustment features are subject to extensive regulatory oversight at the federal and state level, including regulation and supervision by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

Broker-Dealers, Investment Advisors, and Investment Companies. The Allstate entities that operate as broker-dealers, registered investment advisors, and investment companies are subject to regulation and supervision by the SEC, FINRA and/or, in some cases, state securities administrators.

Privacy Regulation. Federal law and the laws of many states require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. Federal law and the laws of many states also regulate disclosures and disposal of customer information. Congress, state legislatures, and regulatory authorities are expected to consider additional regulation relating to privacy and other aspects of customer information.

Asbestos. Congress has considered legislation to address asbestos claims and litigation in the past, but unified support among various defendant and insurer groups considered essential to any possible reform has been lacking. We cannot predict the impact on our business of possible future legislative measures regarding asbestos.

Environmental. Environmental pollution and clean-up of polluted waste sites is the subject of both federal and state regulation. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration of waste sites by Potentially Responsible Parties ("PRPs"). Superfund and the mini-Superfunds (Environmental Clean-up Laws or "ECLs") establish a mechanism to assign liability to PRPs or to fund the clean-up of waste sites if PRPs fail to do so. The extent of liability to be allocated to a PRP is dependent on a variety of factors. By some estimates, there are thousands of potential waste

sites subject to clean-up, but the exact number is unknown. The extent of clean-up necessary and the process of assigning liability remain in dispute. The insurance industry is involved in extensive litigation regarding coverage issues arising out of the clean-up of waste sites by insured PRPs and the insured parties' alleged liability to third parties responsible for the clean-up. The insurance industry, including Allstate, has disputed and is disputing many such claims. Key coverage issues include whether Superfund response, investigation, and clean-up costs are considered damages under the policies; trigger of coverage; the applicability of several types of pollution exclusions; proper notice of claims; whether administrative liability triggers the duty to defend; appropriate allocation of liability among triggered insurers; and whether the liability in question falls within the definition of an "occurrence." Identical coverage issues exist for clean-up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. Allstate's exposure to liability with regard to its insureds that have been, or may be, named as PRPs is uncertain. While comprehensive Superfund reform proposals have been introduced in Congress, only modest reform measures have been enacted.

INTERNET WEBSITE

Our Internet website address is allstate.com. The Allstate Corporation's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports that we file or furnish pursuant to Section 13(a) of the Securities Exchange Act of 1934 are available through our Internet website, free of charge, as soon as reasonably practicable after they are electronically filed or furnished to the SEC. In addition, our corporate governance guidelines, our code of ethics, and the charters of our Audit Committee, Compensation and Succession Committee, Executive Committee, Nominating and Governance Committee, and Risk and Return Committee are available on our website and in print to any stockholder who requests copies by contacting Investor Relations, The Allstate Corporation, 2775 Sanders Road, Northbrook, Illinois 60062-6127, 1-800-416-8803.

OTHER INFORMATION ABOUT ALLSTATE

As of December 31, 2013, Allstate had approximately 38,800 full-time employees and 600 part-time employees.

Information regarding revenues generated outside of the United States is incorporated in this Part I, Item 1 by reference to Note 20 of the consolidated financial statements.

Allstate's four business segments use shared services, including human resources, investment, finance, information technology and legal services, provided by Allstate Insurance Company and other affiliates.

Although the insurance business generally is not seasonal, claims and claims expense for the Allstate Protection segment tend to be higher for periods of severe or inclement weather.

"Allstate" is one of the most recognized brand names in the United States. We use the names "Allstate," "Encompass," "Esurance" and "Lincoln Benefit Life®" extensively in our business, along with related service marks, logos, and slogans, such as "Good Hands®." Our rights in the United States to these names, service marks, logos, and slogans continue so long as we continue to use them in commerce. These service marks and many others used by Allstate are the subject of renewable U.S. and/or foreign service mark registrations. We believe that these service marks are important to our business and we intend to maintain our rights to them through continued use.

property products with other carriers, new business growth in our auto lines has been and could continue to be lower than expected.

A regulatory environment that limits rate increases and requires us to underwrite business and participate in loss sharing arrangements may adversely affect our operating results and financial condition

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if Allstate Protection's loss ratio compares favorably to that of the industry, state or provincial regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or resist or delay our efforts to raise rates even if the property and casualty industry generally is not experiencing regulatory resistance to rate increases. Such resistance affects our ability, in all product lines, to obtain approval for rate changes that may be required to achieve targeted levels of profitability and returns on equity. Our ability to afford reinsurance required to reduce our catastrophe risk in designated areas may be dependent upon the ability to adjust rates for its cost.

In addition to regulating rates, certain states have enacted laws that require a property-liability insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations or require the insurer to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower than desired rates, possibly leading to an unacceptable return on equity, or as the facilities recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our results of operations and financial condition. Laws and regulations of many states also limit an insurer's ability to withdraw from one or more lines of insurance in the state, except pursuant to a plan that is approved by the state insurance department. Additionally, certain states require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the state. Our operating results and financial condition could be adversely affected by any of these factors.

The potential benefits of our sophisticated risk segmentation process may not be fully realized

We believe that our sophisticated pricing and underwriting methods (which, in some situations, considers information that is obtained from credit reports and other factors) has allowed us to be more competitive and operate more profitably. However, because many of our competitors seek to adopt underwriting criteria and sophisticated pricing models similar to those we use, our competitive advantage could decline or be lost. Further, the use of increasingly sophisticated pricing models is being reviewed by regulators and special interest groups. Competitive pressures could also force us to modify our sophisticated pricing models. Furthermore, we cannot be assured that these sophisticated pricing models will accurately reflect the level of losses that we will ultimately incur.

Allstate Protection's operating results and financial condition may be adversely affected by the cyclical nature of the property and casualty business

The property and casualty market can be cyclical and has experienced periods characterized by relatively high levels of price competition, less restrictive underwriting standards and relatively low premium rates, followed by periods of relatively lower levels of competition, more selective underwriting standards and relatively high premium rates. A downturn in the profitability cycle of the property and casualty business could have a material effect on our operating results and financial condition.

Unexpected increases in the severity or frequency of claims may adversely affect our operating results and financial condition

Unexpected changes in the severity or frequency of claims may affect the profitability of our Allstate Protection segment. Changes in bodily injury claim severity are driven primarily by inflation in the medical sector of the economy and litigation. Changes in auto physical damage claim severity are driven primarily by inflation in auto repair costs, auto parts prices and used car prices. Changes in homeowners claim severity are driven by inflation in the construction industry, in building materials and in home furnishings, and by other economic and environmental factors, including increased demand for services and supplies in areas affected by catastrophes. However, changes in the level of the severity of claims are not limited to the effects of inflation and demand surge in these various sectors of the economy. Increases in claim severity can arise from unexpected events that are inherently difficult to predict. Although we pursue various loss management initiatives in the Allstate Protection segment in order to mitigate future increases in claim severity, there can be no assurances that these initiatives will successfully identify or reduce the effect of future increases in claim severity.

funds. Our investment results could be adversely affected as deteriorating financial and business conditions affect the issuers of the securities in our investment portfolio.

There can be no assurance that we can accurately predict the timing and impact of changes in the Federal Reserve's monetary policy

The Federal Reserve has indicated that it may change its highly accommodative monetary policy as the U.S. economic recovery strengthens and unemployment declines. There can be no assurance as to the long-term impact such actions will have on the financial markets or on economic conditions, including potential inflationary effects. Continued volatility and rising interest rates could materially and adversely affect our business, financial condition and results of operations.

Losses from legal and regulatory actions may be material to our operating results, cash flows and financial condition

As is typical for a large company, we are involved in various legal actions, including class action litigation challenging a range of company practices and coverage provided by our insurance products, some of which involve claims for substantial or indeterminate amounts. We are also involved in various regulatory actions and inquiries, including market conduct exams by state insurance regulatory agencies. In the event of an unfavorable outcome in one or more of these matters, the ultimate liability may be in excess of amounts currently accrued and may be material to our operating results or cash flows for a particular quarter or annual period and to our financial condition. The aggregate estimate of the range of reasonably possible loss in excess of the amount accrued, if any, disclosed in Note 15 of the consolidated financial statements is not an indication of expected loss, if any. Actual results may vary significantly from the current estimate.

We are subject to extensive regulation and potential further restrictive regulation may increase our operating costs and limit our growth

As insurance companies, broker-dealers, investment advisers and/or investment companies, many of our subsidiaries are subject to extensive laws and regulations. These laws and regulations are complex and subject to change. Changes may sometimes lead to additional expenses, increased legal exposure, and additional limits on our ability to grow or to achieve targeted profitability. Moreover, laws and regulations are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, including state insurance regulators; state securities administrators; state attorneys general and federal agencies including the SEC, the FINRA and the U.S. Department of Justice. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, limit our ability to grow or to improve the profitability of our business. Furthermore, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not holders of securities, which is generally the jurisdiction of the SEC, issued by The Allstate Corporation. In many respects, these laws and regulations limit our ability to grow or to improve the profitability of our business.

Regulatory reforms, and the more stringent application of existing regulations, may make it more expensive for us to conduct our business

The federal government has enacted comprehensive regulatory reforms for financial services entities. As part of a larger effort to strengthen the regulation of the financial services market, certain reforms are applicable to the insurance industry, including the FIO established within the Treasury Department.

In recent years, the state insurance regulatory framework has come under public scrutiny, members of Congress have discussed proposals to provide for federal chartering of insurance companies, and the FIO and FSOC were established. In the future, if the FSOC were to determine that Allstate is a "systemically important" nonbank financial company, Allstate would be subject to regulation by the Federal Reserve Board. We can make no assurances regarding the potential impact of state or federal measures that may change the nature or scope of insurance and financial regulation.

These regulatory reforms and any additional legislative change or regulatory requirements imposed upon us in connection with the federal government's regulatory reform of the financial services industry or arising from reform related to the international regulatory capital framework for financial services firms, and any more stringent enforcement of existing regulations by federal authorities, may make it more expensive for us to conduct our business, or limit our ability to grow or to achieve profitability.

Reinsurance may be unavailable at current levels and prices, which may limit our ability to write new business

Our personal lines catastrophe reinsurance program was designed, utilizing our risk management methodology, to address our exposure to catastrophes nationwide. Market conditions beyond our control impact the availability and cost of the reinsurance we purchase. No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms and rates as is currently available. For example, our ability to afford reinsurance to reduce our catastrophe risk in designated areas may be dependent upon our ability to adjust premium rates for its cost, and there are no assurances that the terms and rates for our current reinsurance program will continue to be available in future years. If we were unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to either accept an increase in our catastrophe exposure, reduce our insurance writings, or develop or seek other alternatives.

Reinsurance subjects us to the credit risk of our reinsurers and may not be adequate to protect us against losses arising from ceded insurance, which could have a material effect on our operating results and financial condition

The collectability of reinsurance recoverables is subject to uncertainty arising from a number of factors, including changes in market conditions, whether insured losses meet the qualifying conditions of the reinsurance contract and whether reinsurers, or their affiliates, have the financial capacity and willingness to make payments under the terms of a reinsurance treaty or contract. We also have credit risk exposure associated with the MCCA, a mandatory insurance coverage and reinsurance indemnification mechanism for personal injury protection losses that provides indemnification for losses over a retention level that increases every other MCCA fiscal year, which is operating with a deficit. Our reinsurance recoverable from the MCCA was $3.46 billion as of December 31, 2013. Our inability to collect a material recovery from a reinsurer could have a material effect on our operating results and financial condition.

A large scale pandemic, the continued threat of terrorism or military actions may have an adverse effect on the level of claim losses we incur, the value of our investment portfolio, our competitive position, marketability of product offerings, liquidity and operating results

A large scale pandemic, the continued threat of terrorism, within the United States and abroad, or military and other actions, and heightened security measures in response to these types of threats, may cause significant volatility and losses in our investment portfolio from declines in the equity markets and from interest rate changes in the United States, Europe and elsewhere, and result in loss of life, property damage, disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by a large scale pandemic or the continued threat of terrorism. Additionally, a large scale pandemic or terrorist act could have a material effect on the sales, profitability, competitiveness, marketability of product offerings, liquidity, and operating results.

A downgrade in our financial strength ratings may have an adverse effect on our competitive position, the marketability of our product offerings, our liquidity, access to and cost of borrowing, operating results and financial condition

Financial strength ratings are important factors in establishing the competitive position of insurance companies and generally have an effect on an insurance company's business. On an ongoing basis, rating agencies review our financial performance and condition and could downgrade or change the outlook on our ratings due to, for example, a change in one of our insurance company's statutory capital; a change in a rating agency's determination of the amount of risk-adjusted capital required to maintain a particular rating; an increase in the perceived risk of our investment portfolio; a reduced confidence in management or our business strategy; as well as a number of other considerations that may or may not be under our control. The insurance financial strength ratings of Allstate Insurance Company and Allstate Life Insurance Company and The Allstate Corporation's senior debt ratings from A.M. Best, Standard & Poor's and Moody's are subject to continuous review, and the retention of current ratings cannot be assured. A downgrade in any of these ratings could have a material effect on our sales, our competitiveness, the marketability of our product offerings, our liquidity, access to and cost of borrowing, operating results and financial condition.

of directors then constituting our board of directors will be increased by two additional directors, to be elected by the holders of our preferred stock together with the holders of all other affected classes and series of voting parity stock, voting as a single class, subject to certain conditions.

We are prohibited from declaring or paying dividends on our preferred stock if we fail to meet specified capital adequacy, net income or shareholders' equity levels. The prohibition is subject to an exception permitting us to declare dividends out of the net proceeds of common stock issued by us during the 90 days prior to the date of declaration even if we fail to meet such levels.

The terms of our outstanding subordinated debentures also prohibit us from declaring or paying any dividends or distributions on our common or preferred stock or redeeming, purchasing, acquiring, or making liquidation payments on our common stock or preferred stock if we have elected to defer interest payments on the subordinated debentures, subject to certain limited exceptions.

The failure in cyber or other information security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could result in a loss or disclosure of confidential information, damage to our reputation, additional costs and impairment of our ability to conduct business effectively

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other global companies, we have experienced threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. Events such as these could jeopardize the confidential, proprietary and other information (including personal information of our customers, claimants or employees) processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss. These risks may increase in the future as we continue to expand our internet and mobile strategies and develop additional remote connectivity solutions to serve our customers.

In the event of a disaster such as a natural catastrophe, industrial accident, terrorist attack, war, cyber attack or computer virus, unanticipated problems with our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

Third parties to whom we outsource certain of our functions are also subject to the risks outlined above, any one of which may result in our incurring substantial costs and other negative consequences, including a material adverse effect on our business, financial condition, results of operations and liquidity.

Changing climate conditions may adversely affect our financial condition, profitability or cash flows

Climate change, to the extent it produces changes in weather patterns, could affect the frequency or severity of weather events and wildfires, the affordability and availability of homeowners insurance, and the results for our Allstate Protection segment.

Loss of key vendor relationships or failure of a vendor to protect personal information of our customers, claimants or employees could affect our operations

We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors of services such as claim adjustment services and human resource benefits management services. In the event that one or more of our vendors suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect personal information of our customers, claimants or employees, we may suffer operational impairments and financial losses.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our intellectual property and to determine its scope, validity or enforceability, which could divert significant

basis. In addition, other liabilities of $395 million were not included in the table above because they did not represent a contractual obligation or the amount and timing of their eventual payment was sufficiently uncertain.

Our contractual commitments as of December 31, 2013 and the periods in which the commitments expire are shown in the following table.

($ in millions)	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Other commitments – conditional	$ 70	$ 37	$ —	$ —	$ 33
Other commitments – unconditional	2,846	33	162	262	2,389
Total commitments	$ 2,916	$ 70	$ 162	$ 262	$ 2,422

Contractual commitments represent investment commitments such as private placements, limited partnership interests and other loans. Limited partnership interests are typically funded over the commitment period which is shorter than the contractual expiration date of the partnership and as a result, the actual timing of the funding may vary.

We have agreements in place for services we conduct, generally at cost, between subsidiaries relating to insurance, reinsurance, loans and capitalization. All material intercompany transactions have appropriately been eliminated in consolidation. Intercompany transactions among insurance subsidiaries and affiliates have been approved by the appropriate departments of insurance as required.

For a more detailed discussion of our off-balance sheet arrangements, see Note 8 of the consolidated financial statements.

ENTERPRISE RISK AND RETURN MANAGEMENT

Allstate manages enterprise risk under an integrated Enterprise Risk and Return Management ("ERRM") framework with risk-return principles, governance and analytics. This framework provides an enterprise view of risks and opportunities and is used by senior leaders and business managers to drive strategic and business decisions. Allstate's risk management strategies adapt to changes in business and market environments and seek to optimize returns. Allstate continually validates and improves its ERRM practices by benchmarking and securing external perspectives for our processes.

Our qualitative risk-return principles define how we operate and guide decision-making around risk and return. These principles are built around three key operating components: maintaining our strong foundation of stakeholder trust and financial strength, building strategic value and optimizing return per unit of risk.

ERRM governance includes an executive management committee structure, Board oversight and chief risk officers ("CROs"). The Enterprise Risk & Return Council ("ERRC") is Allstate's senior risk management committee. It directs ERRM by establishing risk-return targets, determining economic capital levels and directing integrated strategies and actions from an enterprise perspective. It consists of Allstate's chief executive officer, business unit presidents, enterprise and business unit chief risk officers and chief financial officers, general counsel and treasurer. Allstate's Board of Directors, Risk and Return Committee and Audit Committee provide ERRM oversight by reviewing enterprise principles, guidelines and limits for Allstate's significant risks and by monitoring strategies and actions management has taken to control these risks. Allstate's Board of Directors has overall responsibility for oversight of management's design and implementation of ERRM. Risk and Return Committee oversight focuses on the risk and return position of the company and Audit Committee oversight focuses on risk assessment and risk management policies, including the effectiveness of management's control environment.

CROs are appointed for the enterprise and for Allstate Protection, Allstate Financial and Allstate Investments. Collectively, the CROs create an integrated approach to risk and return management to ensure risk management practices and strategies are aligned with Allstate's overall enterprise objectives.

Our ERRM governance is supported with an analytic framework to manage risk exposure and optimize returns on risk-adjusted capital. Management and the ERRC use enterprise stochastic modeling, risk expertise and judgment to determine an appropriate level of enterprise economic capital to hold considering a broad range of risk objectives and external constraints. These include limiting risks of financial stress, insolvency, likelihood of capital stress and volatility, maintaining stakeholder value and financial strength ratings and satisfying regulatory and rating agency risk-based capital requirements. We generally assess solvency on a statutory accounting basis, but also consider GAAP volatility. Enterprise economic capital approximates a combination of statutory surplus and deployable invested assets at the parent holding company level.

Using our governance and analytic framework, Allstate designs business and enterprise strategies that seek to optimize returns on risk-adjusted capital. Examples include reducing exposure to rising interest rates, reducing our concentration in spread-based products, and looking for opportunities to position the homeowners business to support our customer value proposition and growth strategies.

REGULATION AND LEGAL PROCEEDINGS

We are subject to extensive regulation and we are involved in various legal and regulatory actions, all of which have an effect on specific aspects of our business. For a detailed discussion of the legal and regulatory actions in which we are involved, see Note 15 of the consolidated financial statements.

PENDING ACCOUNTING STANDARDS

There are several pending accounting standards that we have not implemented because the implementation date has not yet occurred. For a discussion of these pending standards, see Note 2 of the consolidated financial statements.

The effect of implementing certain accounting standards on our financial results and financial condition is often based in part on market conditions at the time of implementation of the standard and other factors we are unable to determine prior to implementation. For this reason, we are sometimes unable to estimate the effect of certain pending accounting standards until the relevant authoritative body finalizes these standards or until we implement them.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information required for Item 7A is incorporated by reference to the material under the caption "Market Risk" in Part II, Item 7 of this report.

Item 8. Financial Statements and Supplementary Data

Regulation and Compliance

The Company is subject to changing social, economic and regulatory conditions. From time to time, regulatory authorities or legislative bodies seek to influence and restrict premium rates, require premium refunds to policyholders, require reinstatement of terminated policies, restrict the ability of insurers to cancel or non-renew policies, require insurers to continue to write new policies or limit their ability to write new policies, limit insurers' ability to change coverage terms or to impose underwriting standards, impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, and otherwise expand overall regulation of insurance products and the insurance industry. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

Legal and regulatory proceedings and inquiries

The Company and certain subsidiaries are involved in a number of lawsuits, regulatory inquiries, and other legal proceedings arising out of various aspects of its business.

Background

These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities, including the underlying facts of each matter; novel legal issues; variations between jurisdictions in which matters are being litigated, heard, or investigated; differences in applicable laws and judicial interpretations; the length of time before many of these matters might be resolved by settlement, through litigation, or otherwise; the fact that some of the lawsuits are putative class actions in which a class has not been certified and in which the purported class may not be clearly defined; the fact that some of the lawsuits involve multi-state class actions in which the applicable law(s) for the claims at issue is in dispute and therefore unclear; and the current challenging legal environment faced by large corporations and insurance companies.

The outcome of these matters may be affected by decisions, verdicts, and settlements, and the timing of such decisions, verdicts, and settlements, in other individual and class action lawsuits that involve the Company, other insurers, or other entities and by other legal, governmental, and regulatory actions that involve the Company, other insurers, or other entities. The outcome may also be affected by future state or federal legislation, the timing or substance of which cannot be predicted.

In the lawsuits, plaintiffs seek a variety of remedies which may include equitable relief in the form of injunctive and other remedies and monetary relief in the form of contractual and extra-contractual damages. In some cases, the monetary damages sought may include punitive or treble damages. Often specific information about the relief sought, such as the amount of damages, is not available because plaintiffs have not requested specific relief in their pleadings. When specific monetary demands are made, they are often set just below a state court jurisdictional limit in order to seek the maximum amount available in state court, regardless of the specifics of the case, while still avoiding the risk of removal to federal court. In Allstate's experience, monetary demands in pleadings bear little relation to the ultimate loss, if any, to the Company.

In connection with regulatory examinations and proceedings, government authorities may seek various forms of relief, including penalties, restitution, and changes in business practices. The Company may not be advised of the nature and extent of relief sought until the final stages of the examination or proceeding.

Accrual and disclosure policy

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company does not establish accruals for such matters when the Company does not believe both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

<u>EXHIBIT D</u>

(see attached)

In My Good Hands℠...

THE ALLSTATE CODE OF ETHICS



Allstate®

You're in good hands.


opportunity
ethics
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Table of Contents



"The Allstate Code of Ethics guides both our overall purpose as a company and the things we do every day."

Allstate's values and principles are the foundation for Our Shared Vision. They form the foundation for everything we do and every interaction with more than 16 million households. Our commitment to doing the right thing has been at the core of this company throughout our history. We do the right thing, the right way at the right time.

The Allstate Code of Ethics guides both our overall purpose as a company and the things we do every day. This Code provides a roadmap for making decisions and ensuring we make the right choices.

Allstate stands apart because of our people. You are the key to our success. This Code reflects the values and principles you embody and ensure Allstate has the highest ethical standards.

Tom Wilson

Thomas J. Wilson
Allstate Chairman, President and Chief Executive Officer



Making a good decision often appears easier than it is in reality. Our decisions are a reflection of who we are both individually and collectively. They say a great deal about our values, beliefs and experiences. At work, our decisions also reflect Allstate's integrity, which is why doing the right thing is critical to our company and our reputation.

The choices we face in challenging circumstances can be among the most difficult to make and often carry significant risks. So when you're faced with a tough situation, especially one that doesn't feel right, explore it more. Even seemingly familiar topics can have subtle differences, competing values and broad implications. By stepping back, we gain appropriate insight, a clearer perspective and the ability to act with confidence.

Our values and principles provide us with the parameters within which we work and serve our customers, and the Code of Ethics guides our decisions. Use the Code of Ethics to your advantage — to learn to access resources and to enhance your problem-solving skills. The Code will help you to sort out the gray in situations and improve your ability to make the best decisions for our customers and our company.

As a company built on integrity and trust, we must work continuously to refine our decision-making skills.



Kelly Noll
Senior Vice President
Chief Ethics, Compliance & Privacy Officer
Law & Regulation

> **"At work, our decisions also reflect Allstate's integrity, which is why doing the right thing is critical to our company and our reputation."**


vision
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Our Values in Action

At Allstate, we're committed to operating with absolute integrity. Always doing the right thing in the right way for the right reason is important to our business and our reputation. It builds trust, making Allstate a stronger, more cohesive organization, and it strengthens the bonds with our customers and other stakeholders and prepares us for the future.

Our path to sustainable success is mapped out in ***Our Shared Vision.*** Making this vision a reality is all about aligning Allstate's purpose, strategy and execution with behaviors. The behaviors, which are exemplified in this Code, should be guided by the values that are at the core of who we are and what we do. Our values define our culture and core beliefs and set forth expectations for how we conduct our work.

They are:

- Honesty, Caring and Integrity
- Inclusive Diversity
- Engagement
- Accountability
- Superior Performance

We put our values into action by demonstrating them through our behaviors, decisions and interactions each and every day. When faced with decisions, sometimes the answer is clear and the right decision is easy. Other times, decisions can be complex and guidance is needed.

All of our choices matter. This Code is one of many resources available to help us make the right choices and honor our values. Read the Code carefully, and consider how it applies to you and your job. It is a business resource as well as a symbol of Allstate's commitment to doing the right thing and delivering on the

OUR SHARED VISION

WHY
Our strategic vision & purpose

HOW
Our values & principles

WHAT
Our operating priorities & corporate goal

Good Hands® promise. Read the Code in its entirety, seek guidance whenever needed and be comfortable speaking up when you have questions or concerns.

By understanding the Code and seeking help in unclear situations, you're in the best position to promote the values of Allstate, which are reflected in its You're In Good Hands With Allstate® slogan.

Using the Code

We know that situations involving business conduct and ethics can be complex. As a cornerstone of our commitment to operating with integrity, this Code includes information and resources, links to relevant Company policies (when connected to the Company intranet) and realistic question-and-answer scenarios to help guide us in making decisions.

The Code topics are organized under four major headings representing expectations of key stakeholder groups. They are:

- Our Employees
- Our Customers
- Our Investors
- Our Communities

The categories are not exclusive; the obligations laid out within them may overlap. We must never assume based on our job responsibilities or interactions that any part of the Code does not apply to us as individuals. In fact, while specific details may be more relevant to some of us than others, we are all responsible and accountable for upholding the Code in its entirety.

The interpretation of this Code is subject to applicable laws. If you have questions about the Code or its content, speak with your manager, another manager, your local Human Resources consultant, or send an e-mail to HRComply.

Our Responsibilities

COMPLIANCE WITH THE LAW

We share the responsibility for ensuring that Allstate achieves its goals in the right way. It is important to be proactive in regard to the matters covered in the Code so that we can anticipate and avoid problems that could disrupt our business or harm Allstate's reputation and relationships. We also need to be able to address issues that do occur in an appropriate way and as quickly as possible.

Each of us has a personal obligation to ask questions, raise concerns and report misconduct. Allstate is committed to fostering an environment in which everyone feels comfortable and well supported in doing these things.

Each of us needs to understand and comply with the laws, rules and regulations applicable to our jobs.

Compliance with laws, rules and regulations, both foreign and domestic, protects the customers who depend on us and the shareholders who have invested in our Company. In addition to not engaging in any illegal or unethical activity, we all must report observed or suspected noncompliance.

At Allstate, we:

- Act with honesty, caring and integrity in a manner that protects Allstate's reputation
- Follow the law and Allstate policies when conducting Company business
- Respect colleagues and those with whom we do business
- Ask questions and seek help if we are unsure about making the right choices
- Promptly report all known or suspected violations of the law, this Code or Company policies
- Encourage an environment of comfort speaking up about concerns
- Cooperate with all Company investigations


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- Never intimidate or retaliate against colleagues who report an ethics or compliance concern or participate in any investigation

Additionally, the Violent Crime Control and Law Enforcement Act is a federal insurance fraud law regulating the involvement in the insurance business of individuals convicted of felonies that involve dishonesty or breach of trust. You must inform Allstate of any felony conviction involving dishonesty or breach of trust by sending an e-mail to HRComply.

Failure to report a conviction is a serious legal concern that may subject you to civil and criminal penalties.

For more information, see the Violent Crime Control and Law Enforcement Act Policy.

SPECIAL RESPONSIBILITIES OF LEADERS AND MANAGERS

Managers have the added responsibility of exemplifying the behaviors we expect of everyone at Allstate and promoting the ethical culture we want to sustain.

In particular, if you are a leader or manager, you should:

- Promote a culture of ethics and legal compliance through personal leadership that demonstrates the highest ethical standards and quality in your work every day
- Achieve performance goals in a manner consistent with the values and principles of our Company
- Be aware of laws, rules, regulations, policies, procedures and processes pertinent to your responsibilities
- Guide and empower your teams by ensuring that they have the knowledge, training and resources necessary to follow the law and the Code
- Be visibly engaged and proactive in relation to ethics and compliance matters
- Supervise employees by ensuring they follow the law, this Code and Allstate policies and procedures
- Respond quickly to ethics and compliance questions (with assistance, if required, from others including Human Resources or Enterprise Business Conduct)
- Ensure that any actual or potential breach of the Code is dealt with or escalated immediately
- Listen respectfully
- Stand against any form of intimidation or retaliation

Asking Questions and Reporting Concerns

MAKING ETHICAL DECISIONS

Every decision we make is a reflection of our Company.

No code of ethics can cover every situation. When faced with ethical issues where the right decision or course of action is unclear, we should ask ourselves:

- **Is it legal?**
- **Is it the right thing to do?**
- **Does it conflict with our values?**
- **Is it consistent with the Code and Company policies?**
- **Could it adversely affect our Company or its stakeholders?**
- **What are the consequences?**
- **How would it be perceived by your family and friends?**
- **Would you feel comfortable reading about your action in the news?**

If you are still uncertain about the ethics or legality of an issue, seek additional guidance before proceeding.

RESOURCES FOR GETTING ANSWERS OR RAISING CONCERNS

Each of us plays an important role in ensuring that Allstate achieves the highest levels of ethical conduct.

Part of doing the right thing in the right way for the right reason is speaking up if something does not feel right. If you see or suspect misconduct, report it immediately. If the Code or policies and procedures do not provide enough direction, seek help.

Below are many resources available to help you when you have a question, need additional guidance about the topics discussed in this Code or want to raise an issue or report a concern:

- **For assistance with Code-related ethics and compliance concerns, or questions about Allstate's company policies, send an e-mail to HRComply.**
- **To report a potential violation of laws, rules or regulations or a potential violation of the Code, speak with your manager, another manager or your local Human Resources consultant. You may also use the Allstate i-Report process.**

Allstate i-Report is Allstate's commitment to a fair, prompt and safe resolution of your concern. It should be used to report ethical, legal, regulatory or compliance concerns regarding Allstate employees, agents, vendors, clients and customers. You can use the Allstate i-Report Process by calling the **Allstate i-Report Line at 1-800-706-9855,** which is a 24/7 toll-free number, or accessing the website at https://allstatei-report.alertline.com.

Anonymous reports cannot be submitted using the Allstate i-Report website. To remain anonymous, please use the Allstate i-Report Line. We would prefer that people identify themselves since this always helps us conduct thorough and efficient investigations and necessary follow-up. If you choose to remain anonymous, we will conduct an investigation using the facts provided while working to maintain your anonymity as far as permitted by law.


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NON-RETALIATION

We do not tolerate intimidation or retaliation against anyone who raises a concern, reports a violation or participates in an investigation.

We understand that it isn't always easy to speak up regarding a concern and that doing so takes courage and may not feel comfortable.

No matter what our position within the Company, we report all instances of retaliation if we see or are aware of them. Retaliation by anyone against an employee for raising an issue or reporting a concern may result in discipline, up to and including termination of employment.

Administration of the Code

ANNUAL COMPLIANCE CONFIRMATION

Allstate's compliance standards and procedures are designed to ensure prompt and consistent action against violations of the Code. As a condition of employment, each of us is required annually to read and certify to our understanding of the Code and, where applicable, individual business unit professional conduct requirements. Failure to complete Annual Compliance Confirmation may result in discipline, up to and including termination of employment.

INVESTIGATIONS

We are committed to thoroughly investigating reports of potential violations. Most investigations are handled internally. In rare circumstances, an investigation may be referred to an outside agency.

Reports that concern a possible violation of the law or the Code, or any complaints or concerns about accounting, auditing, disclosure or other financial or reporting practices will be referred to the General Counsel for investigation. The General Counsel may refer these matters to the Audit Committee.

DISCIPLINARY ACTION

Violations of the Code or the law, or retaliation by anyone against an employee for raising an issue or reporting a concern, may result in discipline, up to and including termination of employment.

ADOPTION AND DISCLOSURE OF THE CODE

The Allstate Code of Ethics, in its entirety, applies to every Allstate employee and officer, as well as Allstate's outside directors. This Code was adopted by the Audit Committee of the Board of Directors of The Allstate Corporation. The Audit Committee is responsible for periodic review and assessment and approval of changes to the Code.

WAIVERS OF THE CODE

We recognize that in rare circumstances a strict application of the Code may result in a serious hardship. In these exceptional cases, a waiver of the Code in order to mitigate a serious hardship may be sought.

Any waiver of the Code of Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, other senior financial or executive officers, or members of the board of directors must be approved by the Audit Committee. For all other employees, any waiver of the Code of Ethics must be approved in accordance with procedures adopted by the Audit Committee.

For more information, see the Code of Ethics Waiver Process.

> **"We are committed to thoroughly investigating the report of a potential violation."**


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Allstate.
You're in good hands.
respect
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Our Employees

IN THIS SECTION:

A positive and dynamic work environment with a robust ethical culture is essential to Allstate's success. It defines and enriches our interactions with each other and our customers; it also helps to foster the mutual respect and trust that enables us to collaborate effectively and serve those who count on Allstate. This environment doesn't happen by accident. We create and sustain it when we treat each other with fairness and respect, support our colleagues and work in harmony with Allstate's values. Our workplace and businesses are enhanced when we value the individual differences, unique perspectives and contributions that each of us brings to Allstate.

Our Employees



Inclusive Diversity is a key business strategy and competitive advantage for Allstate. It's about creating a work environment where individual diversity is valued, so that all employees can reach their potential while maximizing their contributions to our customers and shareholders.

MICHAEL ESCOBAR, CHIEF DIVERSITY AND ORGANIZATION EFFECTIVENESS OFFICER



INTEGRITY IN ACTION

Q: I'm considering an applicant who came to the interview in a wheelchair for a job in which she'd be working in the field with our customers. I believe that she can satisfy the expectations of the job, but I'm afraid that some customers may be uncomfortable with her disability. Assuming that she can perform the requirements of the job, is this a legitimate reason not to hire her?

A: No. To deny an applicant or employee a job based on the reaction of others to a disability or other protected status is unlawful discrimination. If the applicant is the best qualified person for the job, we should hire her. At Allstate, we appreciate what makes each of us different. Our customers expect nothing less.

Valuing Diversity and Inclusion

At Allstate, we value and leverage the full breadth of our differences, which enrich our perspectives in the service of customers and make us a strong and inclusive organization.

Everyone counts and has a voice at Allstate, regardless of role or length of service. Our ability to outperform competitors in serving customers depends on attracting, developing and retaining a rich mix of talented, committed people based on merit. Treating people inside and outside our organization fairly and respectfully honors our values of honesty, caring and integrity and helps to protect and enhance our reputation. It also builds the trust upon which collaboration and long-term mutual benefit are based.

We Value Diversity and Prevent Discrimination By:

- Treating each other with dignity, respect and courtesy
- Strictly prohibiting discrimination on the basis of:
  - Race; color; age; sex; sexual orientation; gender identity/gender expression; national origin; religion; disability; citizenship; status as a veteran; military service or any other status protected by applicable law
- Making reasonable accommodations as appropriate for others' disabilities and religious beliefs
- Committing to equal opportunity for all employees and applicants
- Complying with all applicable employment laws, rules and regulations
- Making employment-related decisions on the basis of job performance
- Reporting instances of unfair treatment or discrimination to your manager, another manager, your local Human Resources consultant or by contacting Allstate i-Report
- Not retaliating against anyone who reports discrimination or participates in an investigation of these reports

To learn more, see our Managing Diversity Policy, Positive Workplace Policy and Employee Relations Policy.

dignity
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Our Employees



Feeling safe and secure at work is absolutely critical for Allstate employees, and is foundational to employee satisfaction. Additionally, Allstate wants even more for its employees - to feel empowered and experience meaningful work through an environment of trust, transparency and integrity

HARRIET HARTY, SENIOR VICE PRESIDENT, CLIENT PARTNERSHIP & HUMAN CAPITAL SOLUTIONS, HUMAN RESOURCES



INTEGRITY IN ACTION

Q: One of my coworkers asked me to go on a date with him after our team meeting last week. I politely declined the offer because I'm already dating someone else. Since then, he has asked me out two more times. The offers are unwanted. I'm beginning to feel really uncomfortable. Is this considered harassment?

A: Yes. Persistent requests for dates can be considered sexual harassment. Harassment has no place at Allstate. We are committed to maintaining a positive, productive and safe work environment. You should alert your manager, another manager, your local Human Resources consultant or contact Allstate i-Report about this concern.

Preventing Harassment

At Allstate, we believe that everyone has both the right to work in an environment free from harassment as well as the duty to help prevent it.

Our commitment to a workplace free from harassment applies to all people, regardless of whether they're Allstate employees. Everyone is entitled to be treated with dignity and respect. We don't tolerate any form of verbal or physical harassment, intimidation or bullying. Remember that harassment isn't always obvious or deliberate and that unintentional or seemingly innocent behavior could be interpreted as harassment.

We Respect Each Other and Prevent Harassment By:

- Conducting ourselves appropriately in all dealings with others in the workplace
- Being conscientious as to how our actions and comments might be perceived or misunderstood by others
- Avoiding behavior that creates a hostile, intimidating or offensive work environment, such as:
  - Unwanted verbal or physical conduct or degrading/disparaging jokes relating to race; color; age; sex; sexual orientation; gender identity/gender expression; national origin; religion; disability; citizenship; status as a veteran; military service or any other status protected by applicable law
  - Persistent or unwelcome flirting, sexual advances, sexual comments, touching, pressure for dates or other sexually suggestive behavior
- Being vigilant for signs that others may be experiencing harassment
- Reporting instances of harassment to your manager, another manager, your local Human Resources consultant or by contacting Allstate i-Report about the concern
- Not retaliating against anyone who reports harassment or participates in an investigation of these reports

To learn more, see our Employee Relations Policy.

Promoting a Safe and Healthy Workplace

At Allstate, we care about the health and safety of our employees, visitors and other companies' employees working at our facilities. We take reasonable and legally required precautions to provide safe and secure workplaces.

A safe and healthy workplace provides a productive work environment where all people have the ability to achieve their goals. The working conditions at Allstate are intended to protect the health and safety of employees, visitors and business partners. It is important for all of us to comply with all applicable health and safety policies and procedures at our work locations, including relevant standards, instructions and processes.

A drug- and alcohol-free workplace supports our health and safety goals and is vital to our integrity, reputation and business performance. We cannot allow our judgment to be impaired at any time. No one may be under the influence of intoxicants or any controlled substance that has not been prescribed by a licensed physician while conducting Allstate business or while on Company premises.

Acts of violence, threats or physical intimidation have no place at Allstate, and we all have a responsibility to help ensure they do not occur.

We Support a Safe and Healthy Work Environment By:

- Reporting to management any accident, injury, illness, or unsafe or unhealthy condition of which we become aware
- Knowing what to do in an emergency and cooperating during the practice of emergency drills
- Maintaining a drug- and alcohol-free workplace
- Not saying or doing anything that could create fear or threaten the safety or security of others
- Not bringing firearms or other weapons onto Company premises or while traveling on Company business (except to the extent we are required to permit this activity under applicable laws)
- Reporting instances of unsafe or violent behavior or unsafe working conditions to your manager, another manager, your local Human Resources consultant or by contacting Allstate i-Report
- Not retaliating against anyone who reports unsafe or violent behavior or unsafe workplace conditions or participates in an investigation of these reports

To learn more, see our Employee Health and Safety Policy and Employee Relations Policy.

For additional information on our Company policies, talk to your manager, another manager, your local Human Resources consultant or send an e-mail to HRComply.

INTEGRITY IN ACTION

Q: My coworker talks about consuming alcohol after leaving work when he is busy or stressed and frequently says that he needs a drink. I think that he may have an alcohol dependency, and it could be affecting his health, working relationships and business judgment. If I report this to my manager, will my coworker lose his job?

A: No. Your coworker would not be terminated simply for having an alcohol dependency. We understand that addiction occurs and can be overcome. And our Employee Assistance Program (EAP) may be able to provide resources to help employees conquer addiction. In addition, to the extent that your coworker requires additional assistance to help him perform his job, your manager can talk to and work with him to provide appropriate assistance. However, we do expect that no employee will conduct business while under the influence. Employees under the influence at work may be subject to discipline.



We want Allstate to be a great place for great people to do great work. Our goal is to provide employees and guests at each location with an environment that will enhance their efficiency, creativity and productivity while maintaining a safe and secure workplace. But we need your help. We all play a role in keeping Allstate safe and healthy.



JIM DEVRIES
EXECUTIVE VICE PRESIDENT &
CHIEF ADMINISTRATIVE OFFICER


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SPEED LIMIT
35
Allstate

Our Customers

IN THIS SECTION:

Everything we do at Allstate should be driven by our purpose of protecting our customers from life's uncertainties and helping them prepare for the future. In allowing us to serve them, our customers place confidence and trust in us to do the right thing. We must demonstrate that we're worthy of this trust and assure our customers that Allstate lives into its Good Hands® promise. This is both a shared responsibility and an individual responsibility. Living up to it every day increases customer loyalty, enhances Allstate's reputation and strengthens our ability to grow and thrive in a competitive market.

Our Customers



Leading with integrity is consistently doing the right thing, at the right time, for the right reasons. It's table stakes in building needed trust and confidence with all of our stakeholders.



ALICE BYRNE, FIELD SENIOR VICE PRESIDENT, MIDWEST REGION

INTEGRITY IN ACTION

Q: I work at the Customer Contact Center. I've nearly closed the sale of an auto product to one of our current home-owner policyholders. She wants to compare our product with that of a competitor. Personally, it is my opinion that the competitor's product is not as good as ours. May I share my thoughts on the competitor's offering with the customer?

A: No. You may not share your personal opinion, but you may provide information on the factual differences and how our product helps meet the customer's needs. We are committed to selling our products and services based on their competitive merits, not by disparaging the product and service offerings of a competitor. You should reinforce all of the benefits of our offering to help the customer determine if it suits her needs.

Selling and Marketing with Integrity

We believe that consumers deserve the opportunity to determine which products and services best suit their families' needs. This is reflected in our commitment to selling and marketing with integrity.

We rely on superior customer service and the quality and competitive merits of our products and services to succeed in the market. We strive to maintain high ethical standards when marketing and selling our products and services.

We Earn Trust and Succeed in the Market By:

- Complying with all applicable laws, rules and regulations
- Honestly and informatively marketing our products and services
- Substantiating our product and service claims
- Never making false, deceptive or misleading claims about, or otherwise disparaging our competitors' products or services
- Dealing fairly with Allstate's customers, employees, suppliers and competitors. We should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice

Promoting Fair Competition

At Allstate, we seek to outperform our competitors fairly and honestly, achieving competitive advantages through superior performance and never through unethical or illegal business practices.

We comply with all applicable laws, rules and regulations that govern the way companies compete. These are known as antitrust laws in the United States and competition laws in Europe and elsewhere. These laws are designed to foster free and fair competition. Antitrust laws apply to marketing, sales, business development, procurement, contracting, and mergers and acquisitions and may vary depending on work location. The laws prohibit certain activities that:

- Unreasonably restrain or inhibit competition
- Bring about a monopoly
- Abuse a dominant market position
- Otherwise illegally hamper or distort normal commerce

Antitrust/competition laws are complex and vary from state to state and country to country. Proven violations carry significant fines and even imprisonment. We compete within appropriate legal boundaries and on the basis of price, quality, service and value. Even the appearance of improper agreements with competitors can harm our reputation or risk legal action against our Company.

We Compete Fairly By:

- Never making agreements with competitors to:
  - Fix prices
  - Assign volume or type of services offered
  - Divide geographic territories, product offerings or markets between the competitor and Allstate
  - Use bid rigging processes and outcomes
  - Refuse to deal with another person or business to unfairly limit competition
  - Unfairly limit competition or distort the free market in any other way
- Avoiding any direct or indirect communications with competitors about the above matters
- Exercising caution when engaging in conduct that could give the appearance of unfair competition or abuse of a dominant position in the market

To learn more, see our Antitrust Compliance Policy.



In the military, there is a concept called 'rules of engagement'. In sports, it's simply called 'rules of the game'. In business, the concept of fair competition is equally important—we compete fairly and honorably against our competition, don't abuse our power and don't improperly collaborate with organizations we are competing against. It's common sense, and it ensures the integrity of the competitive playing field.

MATT WINTER, PRESIDENT,
ALLSTATE PERSONAL LINES



INTEGRITY IN ACTION

Q: I recently attended an industry conference and had coffee with some acquaintances who work for direct competitors. The conversation turned to roadside assistance coverage, and two members of the group mentioned their companies' plans to implement programs without an annual fee, like Allstate. One asked if I knew the price of our pay-per-use towing services, and I provided it to her, since it is publicly available information. A second person then suggested it might be good to "reach an understanding about prices." I felt very uncomfortable at this point and excused myself from the group. Did I do the right thing, or is there more I could have done?

A: You did the right thing in leaving, though it would have been wise to have left as soon as the discussion turned to pricing. While no confidential information was provided during the conversation, we must avoid the risk of the appearance of collusion with competitors. When issues involving antitrust and competition laws arise, consult your manager or Allstate Law & Regulation counsel.

> Allstate has protected consumers throughout its history with industry-leading innovations. As we continue to reinvent protection and retirement, it is imperative that we do so with integrity. We're committed to gathering competitive information honestly and fairly.
>
> ERIC HULS, SENIOR VICE PRESIDENT, PRODUCT OPERATIONS

INTEGRITY IN ACTION

Q: I received an e-mail from a friend who works for an Allstate competitor. The e-mail appears to have been sent to me in error. I see that the e-mail is marked confidential and has a lot of information about a new product that the competitor plans to introduce next month. What should I do with this information?

A: Since the information is marked confidential, and we do not have the owner's consent to use the information, you should delete the e-mail and not use the information contained within it. You should also notify the sender of the error and your action in response. We would expect no less from a competitor if they received confidential information that belonged to Allstate.

Gathering Competitive Intelligence

We compete honestly by obtaining and using information about our competitors only in ways that are both legal and ethical.

The information that we collect about our competitors' products and services allows us to make strategic business decisions. We respect our competitors by complying with all applicable laws when gathering competitive intelligence. We treat our competitors' proprietary information the way we expect them to treat ours, and we do not seek to acquire confidential information.

We Gather Competitive Intelligence Appropriately By:

- Not using any unethical or illegal means to collect information, such as bribery or theft
- Not accepting any confidential information without the owner's consent
- Gathering publicly available information, such as published articles, regulatory filings and online information

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Preventing Bribery and Corruption

Trust and transparency are the foundation of our business relationships. We never offer or accept any form of payment or anything of value to improperly influence a business decision.

A bribe involves giving or offering any payment or anything of value to obtain favorable treatment. Kickbacks involve giving or receiving personal payments as a reward for the grant of a contract or other favorable outcome or business transaction.

We strive to maintain high ethical and legal standards in our business relationships. We win on the merits of our people, products and services and never offer or accept bribes or kickbacks.

We Prevent Bribery and Corruption By:

- Following Company policies related to giving and receiving gifts and entertainment
- Never offering, promising or giving anything of value to a government official, or to anyone else, in order to gain a business advantage
- Not offering or accepting bribes or kickbacks
- Not using a third party to make improper payments that we cannot make ourselves
- Recording all payments and receipts completely and accurately

To learn more, see the Anti-Bribery Compliance Policy.



INTEGRITY IN ACTION

Q: I have a friend who owns a body shop and wants to become an Allstate-preferred auto repair shop. I put him in touch with someone in Claims, and, ultimately my friend's shop met our criteria and was added to the program. My friend has just sent me a check as a referral fee. Can I keep the money?

A: No. At a minimum, accepting such a check would be considered an improper personal benefit and the payment may constitute an illegal kickback. Contact Allstate Law & Regulation counsel to determine the best way to return the check, and allow the Company to decide how to handle the matter with the supplier.

"No bribe or kickback, no matter how large or small, is acceptable. It's not worth your job and your future, and we all need to be vigilant to protect Allstate's reputation."

RANDY SPARKS, REGULATORY COMPLIANCE SENIOR MANAGER



We're in the business of protecting people from life's unexpected events. As such, we have a responsibility to protect personal information entrusted to us. Know how to protect personal information and what to do if you suspect misuse.



INTEGRITY IN ACTION

Q: I work in Claims and I just received a call from someone at a body shop stating that he towed our customer's insured vehicle and that it is currently at their facility. They have requested the claim number and the customer's phone number. I have authenticated the caller, but I haven't spoken to our customer yet. Should I provide the phone number to the body shop representative?

A: Although you have authenticated the caller, you do not have our customer's permission to release their personal information. Before you provide the customer's phone number, you should contact the customer, verify the vehicle's location and ask permission to provide their personal data to the body shop. Our customers should expect nothing less than our absolute commitment to protecting their personal data.

Protecting Personal Data

At Allstate, we respect the privacy of all individuals and take the necessary and legally required precautions to protect personal data.

Keeping personal information secure at all times is fundamental to remaining a trusted business and employer. Not only is this the right thing to do, it is also mandated by increasingly stringent privacy laws in the states and countries in which we do business. Personal information must be protected from discovery by unauthorized parties. In the event personal information is inadvertently disclosed, Allstate may have an obligation, depending on applicable law, to notify those individuals whose information might have been compromised.

We Respect and Protect Personal Data By:

- Complying with all applicable privacy laws and Company policies on privacy and information technology usage
- Requesting and retaining only the personal information that is needed
- Communicating clearly how personal information is used, retained and disclosed
- Respecting and protecting the privacy of every individual's personal information
- Embedding strong privacy protection practices in all business processes and systems
- Using a secure site when accessing personal information electronically
- Never leaving personal information on or around workstations, and locking away any printed personal information
- Immediately e-mailing Privacy Incident Management if we know or suspect personal information has been disclosed inappropriately
- Disclosing personal data or other confidential business information only to those who have a valid business need to know, or as required by law
- Requiring suppliers or business partners to safeguard confidential consumer information and only use it to provide the requested services
- Only sharing consumer or employee information as permitted by our Privacy Policy

To learn more, see our Privacy Policy and IT Usage Policy.

For additional information on our Company policies, talk to your manager, another manager, your local Human Resources consultant or send an e-mail to HRComply.


privacy
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relationships
goals
sustainability

Our Investors

IN THIS SECTION:

At Allstate, we focus on doing the right thing in the right way for the right reason. This enables us to build lasting business relationships, exceed our customers' expectations and create sustainable value for our investors and other stakeholders.

In order to accomplish these goals, we must always make decisions and act in accordance with Allstate's values. We maintain high ethical standards in all of our interactions because doing so is right and will earn the respect and trust of those we serve. We are personally accountable for conducting our business in a manner that protects Allstate's reputation as an honest and trusted company.

Our Investors

Avoiding Conflicts of Interest

At Allstate, we make objective, prudent decisions and act with integrity. We always put the interests of the Company, our customers and investors before our personal interests.

We must not allow ourselves to be influenced by what serves our personal interests or those of a third party when those interests are contrary to what is best for Allstate, our customers or our investors. Use good judgment to make unbiased decisions. Even the appearance of a conflict can be interpreted negatively or cause others to be concerned that we are not acting properly. So it's important to avoid the appearance of a conflict, as well as an actual conflict.

We Avoid Conflicts of Interest By:

- Consulting with a manager or local Human Resources consultant and, if necessary, obtaining prior approval before pursuing any outside activity that creates, or appears to create, a conflict of interest
- Declining external board service when it is inconsistent with our employment at Allstate
- Not allowing our personal or family financial interests to influence or affect Allstate's business or business relationships
- Ensuring that our close personal relationships do not interfere with our business judgment
- Never giving or accepting inappropriate gifts, loans or other improper personal benefits
- Not taking for ourselves opportunities that Allstate may have an interest in pursuing

While it is not possible to list all situations where a conflict of interest may arise, the following areas warrant special attention. Refer to page 9 for ways to communicate potential conflicts of interest to Allstate.

Personal Conflicts of Interest

We will never put ourselves in a position where our decision making or actions could be influenced by close personal or family relationships.

Certain types of relationships in the workplace are problematic because they create an actual or apparent conflict of interest. For this reason, it is not appropriate to:

- Directly or indirectly supervise anyone with whom you have a close personal or family relationship
- Participate in selecting or hiring a new employee when the candidate is a person with whom you have a close personal or family relationship
- Participate in the selection or relationship management of a business partner if the firm employs someone with whom you have a close personal or family relationship

Outside Employment or Self-Employment

We must each give our best effort every day at Allstate, not allowing other employment to hinder our contributions to the Company or service to customers.

We want our people to lead full and productive lives outside of work. Having your own business or other jobs is acceptable as long as these activities do not:

- Interfere with your job responsibilities or performance
- Involve competing against Allstate
- Risk damaging the Company's business or reputation
- Use Allstate's resources, including other employees
- Create any other kind of conflict of interest

- Involve employees seeking or accepting work assignments or employment with any insurance agency, including those that sell or service products or services for Allstate or its subsidiaries

External Board Service

Serving as a board member for an external organization is permitted only to the extent that it does not conflict with, or interfere with, our Allstate responsibilities.

When considering board service for any for-profit company, or when considering service for any organization relating to, or providing services to Allstate, send an e-mail to HRComply. You must secure the appropriate approvals through HRComply prior to accepting a position.

Not-for-profit board service, outside of any board relating to, or providing services to Allstate, is not required to be reported.

Political Activity

Allstate understands that you may become involved in civic and political activities, including holding political office.

Each of us has the right to participate in the political process and engage in political activities. We must make it clear that our views and actions are our own and not those of the Company. Wherever we do business, we comply with the local campaign finance and election laws.


MY GOOD HANDS℠
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When considering running for, and following appointment or election to office, inform Allstate by sending an e-mail to HRComply. Allstate's awareness will help to avoid conflicts, especially those that could arise from the Company's investment in a political entity.

Outside Financial Activities or Investments

Our personal and family investment decisions must not create conflicts with Allstate's business relationships.

You may not make or hold an undisclosed financial interest in a business venture that is similar to Allstate or in an organization that has a business relationship with Allstate. We define financial interest as owner, proprietor, manager, active or silent partner, officer, director, shareholder or beneficiary.

In most instances, financial interest does not pertain to ownership of a limited number of shares in publicly held firms or shares owned through a mutual fund or similar diversified investment vehicle.

You must disclose in an e-mail to HRComply any holdings of five percent or more in publicly traded companies, including those held in our Allstate companies. You must also disclose holdings in any other company or business whose principal business or holdings relate to the insurance industry, such as insurance companies and agencies. Disclosures will be reviewed to determine whether a conflict exists and what further actions may be necessary.

Business Courtesies

We do not give or receive inappropriate gifts and entertainment.

Business courtesies are often exchanged in the normal course of business because they promote goodwill and enhance business relationships. Business courtesies include gifts, entertainment, meals, beverages and invitations to social and recreational events.

We must avoid giving or receiving any gift or entertainment of an inappropriate nature or value, because this could create a conflict of interest and call into question the motives of the giver and the recipient.

We protect our business relationships by ensuring that receipt of gifts of minimal value:

- Are approved by your manager
- Are legal and ethical and do not violate either party's policies
- Do not call the recipient's objectivity into question
- Create no risk or perception of improper influence

- Do not obligate you or Allstate to a customer, business partner or other party
- Represent normal business courtesies to create or maintain good business relations
- Are not gifts of cash or something of more than modest value

Employees involved in claim handling and procurement processes are not permitted to accept gifts, even of minimal value, from current or potential suppliers.

Invitations to an event or trade show may be acceptable if the primary result of your participation is discussion of business or development of valuable business relationships. You are required to obtain your manager's approval before participating, and Allstate should pay all associated expenses, whenever possible, for attendance and participation.

The exchange of courtesies with friends who are also business associates is permitted.

Improper Personal Benefits

We do not accept or offer any improper gift or personal benefit.

We may not accept gifts or services of greater than minimal value, or solicit or require those of any value from any person doing business with Allstate, seeking to conduct business with Allstate, or with whom Allstate is seeking to conduct business.

Allstate will not make personal loans to executive officers or members of the board of directors.

Corporate Opportunities

We never take for ourselves personally any opportunity in which Allstate may have a proprietary interest.

We all have a duty to advance Allstate's legitimate interests when the opportunity arises. If our position at Allstate enables us to discover information or a business, investment or other opportunity that the Company may have an interest in pursuing, we must not divert that opportunity for our own personal gain, for the benefit of another company or to compete against the Company.

To learn more, or if you have questions or concerns about a possible conflict of interest, see our Conflicts of Interest Policy, Business Gifts Policy and Board Service Policy.

INTEGRITY IN ACTION

Q: Today I received a package in the mail from one of our new vendors. It arrived shortly after our last meeting, in which I told them that I would be on maternity leave. The package includes a baby photo album and a gift certificate to a popular clothing store for children. Am I allowed to keep it?

A: Personal gifts and gratuities can create conflicts of interest, impair independent thinking and judgment, and could harm Allstate's reputation. It is advised that you politely return the gift with a gift return letter, available under the Business Courtesies section of the HR Policy Guide.

"The speed at which the world is changing has accelerated exponentially in recent years, making it all the more important for us to make sure we take the time to think through how our actions, as individuals and as a company, might be viewed by others."

LYN SCRINE, DIRECTOR OF ETHICS

Our Investors



Allstate employees are accountable to ensure their work is compliant with applicable laws and regulations for accurate and timely preparation of financial transactions and related disclosures, as well as the necessary maintenance and retrieval of company records and reports. Our continued success requires great teamwork throughout the organization, and is driven by our strong corporate values of integrity, honesty and commitment to quality.

RANDY MOREAU, SENIOR ACCOUNTING DIRECTOR, STATUTORY REPORTING, REGULATORY COMPLIANCE GOVERNANCE



INTEGRITY IN ACTION

Q: After calculating figures for our department's quarterly report, I realize that I made a mistake. The error is minor and I doubt that it will have an impact on the report or create any deviation from the actual trend figures. Should I bring the mistake up to my manager?

A: Yes. Every employee has an obligation to ensure that we provide accurate information and errors are corrected. Being honest about mistakes is important. Even if the information is solely for internal use, we base our business decisions on the information we have available, and our decisions should be based on true and complete information.

Creating and Maintaining Accurate Records

Allstate is committed to maintaining complete and accurate records in order to make responsible business decisions and to provide information in compliance with applicable legal disclosure requirements.

Business and financial records are essential to Allstate's success. We rely on the integrity and accuracy of those records, both for internal decision making and for the benefit of investors, government agencies and others to whom we report. Accurate and transparent record-keeping protects our reputation, promotes organizational efficiency and helps us to meet our legal and regulatory obligations.

Records include financial accounts as well as other documents, reports, submissions and files. Records can include information in any medium, including hard copies and electronically stored information.

Maintaining the integrity of our business and financial records is everyone's responsibility, not just that of finance personnel. We manage records in a manner that protects the integrity of the information and ensures appropriate access. Creating, altering or destroying records or documents for the purpose of impeding the efforts of any governmental or regulatory agency is unacceptable and may be a criminal offense.

We Ensure the Integrity of Our Records By:

- Maintaining Company records and reports in accordance with the law and Company standards
- Recording financial transactions properly, accurately and fairly
- Recording all financial transactions in the proper account, department and accounting period
- Never falsifying or altering a record
- Ensuring that all reports, disclosures and communications to government authorities and investors are full, fair, accurate, timely and understandable

Protecting Our Assets

We protect Allstate's reputation and other tangible and intangible assets so that we can better serve our customers and preserve value for our investors and other stakeholders.

Allstate's assets are critical to our success and are acquired through the hard work of all of us. They are essential to running our company profitably and successfully. We all share the responsibility to protect company assets and ensure their efficient

use. We take care to avoid loss, damage, destruction, theft, unauthorized or improper use and waste. All company assets should be used for legitimate business purposes.

We must take care and use good judgment in relation to the following types of assets:

Information assets are any data relating to Allstate business, regardless of how it is created, distributed, used or stored.

Financial assets are the Company's money, financial instruments and anything that can be converted to money.

Physical assets are anything of a tangible nature provided by the Company to employees for use in conducting Allstate business. Examples include information and communications equipment and systems, office equipment and supplies.

Intangible assets are things such as our reputation, ideas, inventions, improvements, intellectual property, registered and unregistered copyrights, trademarks, patents, service marks or trade secrets that we conceive, develop or practice.

We are Good Stewards of Allstate's Assets By:

- Safeguarding Company assets entrusted to us personally or to which we have access
- Taking reasonable care to prevent loss, damage, destruction, theft, unauthorized or improper use, or waste of Company assets
- Protecting, securing, retaining and destroying Allstate information in accordance with Company or business unit requirements
- Safeguarding data from unauthorized access, modification, duplication, destruction or disclosure, whether accidental or intentional
- Protecting Company information, both nonpublic and publicly available information, in which Allstate or others have intellectual property rights
- Using or authorizing the use of any Company asset only for Allstate's business purposes, regardless of condition or value
- Never selling, lending, borrowing, giving away or disposing of Company assets without proper authorization
- Reporting any concerns about the use, abuse or endangerment of Company assets to a manager or via the resources listed on page 9


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Our Investors

The following asset-related topics warrant special attention.

Corporate Reputation

Our reputation is our most valued asset, and we must strive to protect and enhance it in everything we do.

Each of us is the face of Allstate to the communities in which we live and work. When representing Allstate, we must protect our reputation by using sound business judgment at all times.

Some of us may be called upon to speak publicly at conferences or in other situations where others will associate us with Allstate. During those occasions, we must conduct ourselves in a manner that honors Allstate's values.

Every one of us has a responsibility to ensure that our decisions and conduct every day help to sustain Allstate's good name and reputation for integrity. Certain employees have specific responsibilities to safeguard our reputation when dealing with external requests and inquiries from the media or investors (see *Speaking to News Media and the Public* on page [44]).

Confidential and Proprietary Information

We must safeguard Allstate's proprietary and confidential business information against unauthorized disclosure and misuse.

Proprietary information that Allstate owns is a valuable asset, especially when it is confidential business information. Allstate's proprietary information, especially our intellectual property, is vitally important in helping us develop new products and services, attracting new customers and maintaining our competitive advantage. Much of our proprietary information is confidential and, if disclosed, could be of value to competitors or harmful to Allstate or our customers. Examples of confidential business information include:

- Nonpublic financial information or projections
- Information about proposed transactions
- Intellectual property
- Proprietary Allstate processes
- Trade secrets
- New product or service plans
- Allstate-developed software and related documentation
- Business partner information
- Certain operating procedures
- Any other information that might be useful to competitors

We Safeguard Our Proprietary and Confidential Information By:

- Disclosing personal data or other confidential business information only to those who have a valid business need to know, or as required by law
- Not discussing confidential information in public places or where a conversation may be overheard, or on social media.
- Never using proprietary and confidential information for our own personal gain or to benefit anyone outside of Allstate
- Ensuring that confidential or proprietary information contained in our workspaces is properly protected
- Remembering that the obligation to protect the Company's confidential information continues after discontinuing employment with Allstate

integrity
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We are entrusted with great resources built over 80 years. We must be equally diligent to safeguard them.



KRIS DIGIROLAMO, DIRECTOR OF REGULATORY COMPLIANCE AND PRIVACY

INTEGRITY IN ACTION

Q: When I left the office yesterday, I forgot to empty my personal confidential paper bin. This morning, I noticed that it was empty. I'm afraid that those documents may have been thrown away by our custodial service. Who should I tell about this situation and how can I better protect our information assets?

A: First, you should speak with your manager about the possibility that the papers in your personal confidential bin were disposed of improperly and insecurely. Second, you may want to set a reminder to empty your personal confidential bin at the end of your shift, or put it in a more visible place as a reminder. If that doesn't work, you could bypass it altogether and securely dispose of the documents in your possession as soon as you are finished with them by placing them in your department's locked secure disposal bin.

Information & Communications Systems

Allstate's information and communications systems are provided to enable us to conduct our business. The data transmitted, received and stored by or within those systems is a valuable asset that we must take care to protect.

We must all be prudent and responsible in our use of the Company's information and communications equipment and systems. We must protect Company information and data from accidental or unauthorized disclosure, misuse, improper alteration or destruction. We must follow Company policy against storage of Company information on personally owned devices or equipment.

Minimal personal use of Company telephones, computers, faxes, photocopiers and network bandwidth is acceptable if incidental and infrequent, and this privilege must not be abused. The same principle applies to personal use of our own wireless devices during working hours.

Personal use is not acceptable if it:

- Significantly reduces the value of Allstate's assets
- Incurs significant additional costs to the Company
- Interferes with our productivity
- Places Allstate at risk of liability

It is strictly prohibited to use Company systems (including e-mail, instant messaging, the Internet or the intranet) for activities that are unlawful, unethical or otherwise contrary to this Code or Company policy. Usage will always be inappropriate if it involves:

- Pornographic, obscene, offensive, harassing or discriminatory content
- Chain letters, pyramid schemes or commercial ventures
- Gambling, auctions or games
- Large personal files containing graphic or audio material
- Unauthorized mass distributions
- Violation of others' intellectual property rights
- Malicious software or instructions for compromising the Company's security

To learn more about information assets and proper technology use, see the Allstate IT Usage Policy.

Avoiding Insider Trading

We never use or disclose material, nonpublic information about Allstate or another company for the purpose of buying or selling securities.

Many of us have access to information about Allstate that may not be known to the public. Material, nonpublic "inside" information is information about any company that has not been made publicly available and that a reasonable investor would consider important when deciding to trade in the securities of that company.

Using inside information for personal advantage can damage Allstate's reputation and erode the trust of those we serve. Insider trading can distort the financial marketplace and is a serious violation of the law carrying significant penalties. Insider trading is both unethical and illegal, and it will be dealt with decisively.

Some examples of nonpublic information that could be considered material are:

- Earnings announcements or estimates, or other unpublished financial information
- An acquisition, the sale of a business unit, a major change in management or strategy, or a significant new contract or partnership
- A decision to expand or reduce operations

We Avoid Insider Trading By:

- Never purchasing or selling any type of security while we are personally aware of material, nonpublic information about Allstate or another company
- Not "tipping," which means directly or indirectly passing along material, nonpublic information about any company to anyone who may trade while aware of such information
- Protecting material, nonpublic information from unauthorized disclosure

Insider trading rules are complex. When in doubt, review our Insider Trading Policy and consult Allstate Law & Regulation counsel.

For additional information on our Company policies talk to your manager, another manager, your local Human Resources consultant or send an e-mail to HRComply.

INTEGRITY IN ACTION

Q: I'm aware of information about the acquisition of another company. Because I anticipate that we'll have expanded operations and a lot of new customers, I'd like to invest some of my personal savings in Allstate stock. Would I be violating our Insider Trading Policy?

A: Yes. If the information on the acquisition is only available internally, it remains material and nonpublic. This is information that an investor would consider important when making investment decisions. You may not trade Allstate securities or inform anyone else about the acquisition so that they may trade in Allstate securities. Doing so would be a violation of insider trading laws and would subject you to severe penalties.

"At Allstate, many of us work with information that is proprietary and confidential. This could be our financial results or details regarding a new strategy that hasn't yet been released to the public. We should never use this information for personal gain or share it with others who might trade securities based on it. Not only is it the law - it's also who we are. Allstate has a strong legacy built on trust and ethical behavior."

JUDY GREFFIN,
EXECUTIVE VICE PRESIDENT &
CHIEF INVESTMENT OFFICER


Allstate
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Our Communities

IN THIS SECTION:

From teen driving initiatives to carbon footprint reduction, Allstate is committed to building stronger communities, bettering society and operating responsibly to reduce the impact that our operations have on the environment. We believe that giving back brings value not only to our Company, but also to the communities where we live and work. Helping people in times of need is not only the nature of our business, but the commitment we make to our communities and society.

Our Communities

> Giving back has always been important to us as a company and is a core part of our culture. We take social responsibility seriously. And I'm proud to say that as employees and leaders, many of us take it *personally*. There is tremendous power and potential in our collective commitment to being a great corporate citizen.

VICTORIA DINGES, SENIOR VICE PRESIDENT, ENTERPRISE, CORPORATE RESPONSIBILITY AND BUSINESS TO BUSINESS

INTEGRITY IN ACTION

Q: I regularly volunteer at a local shelter for women and children who are survivors of domestic abuse. Since Allstate advocates for financial empowerment of domestic abuse survivors, can I represent to the shelter that my service is being provided on behalf of Allstate?

A: Allstate values and praises community involvement by our employees. We especially want to encourage your involvement in social issues that the Company supports. However, you should seek permission before presenting yourself as a Company representative. The Allstate Foundation may also support your involvement through a Helping Hands Grant, available to qualified nonprofit organizations, if you log your community service hours into Allstate's VolunteerMatch.

Giving Back to Our Communities

At Allstate, we're committed to the communities where we do business and the betterment of society. Each and every day, we must continue to earn our reputation as a leading corporate citizen.

When we give back, we honor the special responsibility and role we play in helping our communities thrive. We are committed to making positive change through community partnerships, charitable giving and volunteerism. Our charitable contributions reflect our commitment to the communities we serve.

We Responsibly Give Back to Our Communities By:

- Getting proper approval before donating Company funds or making contributions in Allstate's name
- Verifying that all Company charitable contributions are made in accordance with all applicable laws, rules and regulations
- Never pressuring others to contribute to charitable organizations
- Getting proper approval before acting as a Company representative at any community event

To learn more, visit Allstate.com/social-responsibility to view Allstate's Corporate Social Responsibility Report.


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Protecting the Environment

At Allstate, we're committed to environmental stewardship and solutions that protect our planet.

We promote sustainable business success by managing operations in ways that minimize our impact on the environment. That means reducing energy use in our facilities, stressing sustainability in building construction and renovation, cutting paper use by employees and in communications with customers, and maintaining or lowering our overall carbon footprint. Carelessness in environmental matters, including violations of environmental laws, can have serious consequences for our Company, our communities and the planet.

We Protect the Environment By:

- Complying with all applicable environmental laws and company environmental policies
- Adhering to the requirements of all environmental permits
- Immediately reporting environmental accidents

To learn more, visit Allstate.com/social-responsibility to view Allstate's Corporate Social Responsibility Report.

INTEGRITY IN ACTION

Q: When I think about the environment, I often think of pollution. We're in the business of insurance. We don't manufacture anything or have factories. How can we commit, as a company, to reducing our environmental impact?

A: Although we do not have factories or manufacturing plants, we have many Company facilities. We're committed to reducing our carbon footprint, reducing energy usage at our facilities, reducing our paper consumption and focusing on sustainability during the renovation and construction of our facilities.


Allstate
Helping Hands

"To have the greatest impact, environmental stewardship must be a mindset, not an activity. Success comes with integration of environmental consciousness into all aspects of our daily activity, planning and decision making."

BRANDI LANDRETH, DIRECTOR, FACILITIES MANAGEMENT

Our Communities

> Our company's engagement with the media is managed in a professional manner to ensure that the information we convey publicly is accurate and in full compliance with applicable disclosure rules. Proper handling of our interaction with the media protects the interests of our employees and the company's overall reputation.
>
> BRIAN FAITH, DIRECTOR, EXTERNAL RELATIONS

INTEGRITY IN ACTION

Q: A friend who works at a local newspaper has contacted me about one of Allstate's recent sponsorships. I know a little about the sponsorship from what I read in an article on our Company intranet. What can I tell him?

A: You may not speak to your friend about the sponsorship, since the information you provide may be communicated through the newspaper that employs him. Direct his inquiry to Media Relations at (847) 402-5600.

Speaking to News Media and the Public

At Allstate, we speak with one voice when communicating to the media, financial analysts, investors and the general public.

Our customers and shareholders deserve accurate, clear, complete and consistent communications about our Company. To be sure that we comply with the law and protect our interests, only those who are specifically designated to do so should represent the Company to the public or media. All requests for information from the media must go through Allstate's Media Relations Department.

If You Receive a Media Inquiry:

- Do not speak about the Company, unless you are authorized to do so
- Refer the reporter to Media Relations at (847) 402-5600
- Assume you are on the record and that what you say may be used in a story
- Do not disclose any information
- Be friendly and courteous

To be sure that we comply with the law and protect Allstate, only those who are designated to speak on behalf of the Company should answer any public or media inquiry.


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Using Social Media Responsibly

Everything we say and do affects our reputation, even as we find new ways to communicate with our customers and communities.

Social media is becoming part of mainstream corporate culture. We often use social media both personally and in our professional lives. At times, our work and social life intertwine through the use of social media; distinguishing the two is increasingly difficult but nevertheless important.

Social media includes, but is not limited to:

- Social networking sites
- Professional networking sites
- Video- and photo-sharing sites
- Blogs and microblogging sites
- Online forum and discussion boards
- Collaborative publishing

We believe social media can be a great vehicle for communicating our passion and knowledge to our customers and the outside world. When working with social media, we all have a responsibility to communicate in a manner that is consistent with Allstate's values. We are always careful to distinguish our personal views and opinions from the Company's position.

We Use Social Media Appropriately By:

- Adhering to the Company's values in all authorized business communications
- Complying with Allstate's Social Media Policy
- Never creating the impression that our personal opinions are those of Allstate
- Ensuring that the time and effort spent with social media does not interfere with our work commitments
- Not identifying yourself as a Company representative without authorization
- Not disclosing proprietary Company information
- Not divulging the personal information of others, especially personal data obtained as part of our Company relationships

To learn more, see our Social Media Policy.

For additional information on our Company policies, talk to your manager, another manager, your local Human Resources consultant or send an e-mail to HRComply.

INTEGRITY IN ACTION

Q: I use a popular social networking site and want to reference Allstate as my employer, along with my service date. Am I allowed to do this?

A: You are permitted to reference Allstate as your employer. However, if you do so, you will need to add a disclaimer stating that the views you post on the site are your personal opinions and not necessarily representative of Allstate's position. Always be sure to comply with our Social Media Policy.

"Social media has an amazing ability to connect us with the people, causes, information and companies that matter most to us. It can also amplify and accelerate the sharing of content faster and farther than ever before. Understanding the impact that sharing can have individually and for Allstate is an important consideration for each of us as we participate in social media."

ROGER TYE, SENIOR DIRECTOR, CONSUMER ENGAGEMENT, MARKETING


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In My Good Hands.SM


Allstate.
You're in good hands.



Allstate.
You're in good hands.

APRIL 2014

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